As filed with the Securities and Exchange Commission on December ___, 1999
	                                            Registration No. 33-91210-LA
==============================================================================

                    SECURITIES AND EXCHANGE COMMISSION

                           Washington, DC  20549

                         -------------------------


                      POST-EFFECTIVE AMENDMENT NO. 2

                              TO FORM SB-2

                         REGISTRATION STATEMENT


                                  Under
                        The Securities Act of 1933

                         -------------------------


                        SOCKET COMMUNICATIONS, INC.

            (Exact name of Registrant as specified in charter)

                         -------------------------



    Delaware                       3577                       94-3155066
(State or other        (Primary Standard Industrial        (I.R.S. Employer
jurisdiction of         Classification Code Number)     Identification Number)
incorporation or
 organization)



                           37400 Central Court
                            Newark, CA  94560
                              (510) 744-2700

  (Address, including zip code, and telephone number, including area code, of
                 Registrant's principal executive offices)

                         -------------------------

                              DAVID W. DUNLAP
                          Chief Financial Officer
                        SOCKET COMMUNICATIONS, INC.
                            37400 Central Court
                             Newark, CA  94560
                               (510) 744-2700


(Name, address, including zip code, and telephone number, including area code, of agent for service)

                         -------------------------

                                Copies to:

                           BARRY E. TAYLOR, ESQ.
                             ERIK RIEGLER, ESQ.
                         WILSON SONSINI GOODRICH &
                                  ROSATI
                         Professional Corporation
                            650 Page Mill Road
                            Palo Alto, CA 94304
                              (650) 493-9300

                         -------------------------




     Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities
Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         -------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

==============================================================================

                              EXPLANATORY NOTE

     This post-effective Amendment No. 2 to the registration statement on Form SB-2 amends the registration statement on Form SB-2 filed by Socket Communications in connection with its initial public offering in June 1995 (the "Form SB-2"). The Form SB-2, as declared effective by the Securities and Exchange Commission on June 6, 1995, registered the issuance of: (1) shares of common stock, (2) redeemable warrants to purchase common stock ("redeemable warrants"), (3) underwriters' warrants ("underwriters' warrants") to purchase units, which units were composed of shares of common stock and redeemable warrants, (4) shares of common stock issuable upon exercise of redeemable warrants and underwriters' warrants, and (5) redeemable warrants issuable upon exercise of underwriters' warrants. The Form SB-2 registered the shares and warrants pursuant to Rule 415 under the Securities Act of 1933 to be offered on a delayed or continuous basis. Until recently, Socket Communications common stock has traded at market prices below the effective exercise price of the warrants. This post-effective Amendment No. 2 amends the Form SB-2 in order to update the disclosure contained therein.

SUBJECT TO COMPLETION, DATED DECEMBER __, 1999


                        Socket Communications, Inc.
                      50,000 redeemable warrants and
                     2,651,168 shares of common stock

                         -------------------------


     This is a public offering, which is not being underwritten, of

          - up to 50,000 redeemable warrants issuable upon exercise of outstanding underwriters' warrants, and

          - up to 2,651,168 shares of common stock issuable upon exercise of redeemable warrants and underwriters' warrants. Each redeemable warrant converts into 4.25 common shares at an exercise price of $8.40 per warrant.

     An indeterminate number of additional shares of our common stock may become issuable pursuant to the exercise of the redeemable warrants as a result of the operation of antidilution provisions.

     Our common stock is quoted on the OTC Bulletin Board under the symbol "SCKT" and is listed on the Pacific Exchange under the symbol "SOK". On December 20, 1999, the last sale price for our common stock as reported on the OTC Bulletin Board was $8.06 per share.

     Our redeemable warrants are quoted on the OTC Bulletin Board under the symbol "SCKTW" and are listed on the Pacific Exchange under the symbol "SOKWS". On December 20, 1999, the last sale price for our redeemable warrants as reported on the OTC Bulletin Board was $21.00 per warrant.

     Investing in our common stock and redeemable warrants involves risks. See "Risk Factors" beginning on page 1.





                         -------------------------

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                         -------------------------


             The date of this prospectus is December __, 1999.





The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                             TABLE OF CONTENTS


	                                                                  Page
RISK FACTORS..............................................................1

USE OF PROCEEDS...........................................................7

DESCRIPTION OF OUR COMMON STOCK...........................................7

DESCRIPTION OF OUR WARRANTS COVERED BY THIS REGISTRATION STATEMENT........7

DIVIDEND POLICY...........................................................9

MARKET FOR OUR COMMON STOCK AND WARRANTS.................................10

BUSINESS.................................................................12

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS...............................................23

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS.........................30

OUR BOARD OF DIRECTORS...................................................31

OUR MANAGEMENT...........................................................33

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...........................34

PRINCIPAL STOCKHOLDERS...................................................34

EXECUTIVE COMPENSATION...................................................37

PLAN OF DISTRIBUTION.....................................................40

LEGAL MATTERS............................................................40

EXPERTS..................................................................40

INDEMNIFICATION..........................................................40

WHERE YOU CAN FIND MORE INFORMATION......................................41



     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The shares of common stock of Socket Communications, Inc. covered under this prospectus are being offered only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our principal executive offices are located at Socket Communications, Inc., 37400 Central Court, Newark, CA 94560, and our telephone number is (510) 744-2700.

                             RISK FACTORS

     An investment in the units or common stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below before deciding to purchase the shares of common stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

     Any of the following factors could adversely affect our business, financial condition or results of operations. The trading price of our units or common stock could, in turn, decline and you could lose all or part of your investment.



We have a history of operating losses and we cannot assure you that we will ever achieve profitability

     We were incorporated in March 1992 and have incurred significant operating losses in every fiscal period since inception. We may continue to incur quarterly operating losses at least through the first quarter of 2000 and possibly longer. Profitability, if any, will depend upon:

     - increased market acceptance of products;

     - our ability to obtain additional capital to fund our working capital requirements;

     - market acceptance of mobile computers that use Microsoft's Windows CE operating system;

     - the expansion of development and OEM customer relationships to increase development and product sales revenues;

     - the development of successful new products for new and existing markets;

     - our ability to increase gross margins through higher sales volumes and contract manufacturing efficiencies;

     - our ability to expand our distribution capability;

     - our ability to perform on development contracts; and

     - our ability to manage our operating expenses.



Our independent auditors have expressed doubt about our ability to continue as a going concern.

     As of September 30, 1999, we had cash and cash equivalents of $1,278,322 and a working capital balance of $205,158. On December 9, 1999 we completed a common stock equity financing which increased our cash and working capital, after costs and expenses of the financing, by approximately $4,500,000. Although we believe our existing capital resources will be sufficient to satisfy our working capital requirements through the year 2000, unforeseen circumstances may arise which make it necessary to obtain additional capital. In that event, we may not be able to raise additional capital on acceptable terms, if at all. If we do, the additional capital may be on terms that are dilutive to existing stockholders. Our inability to secure any necessary funding on acceptable terms would significantly impair our ability to operate and would adversely affect our financial condition.

     The Report of Independent Auditors on our financial statements for the year ended December 31, 1998 contains an explanatory paragraph regarding our need for additional financing and indicating substantial doubt about our ability to continue as a going concern because of our recurring losses, stockholders' equity and working capital balances at that time. Although we believe that the financings we completed in September and December 1999 address the concerns raised by our independent auditors, we cannot guarantee that business conditions or outlook at the time our auditors complete their audit of the financial statements for the year ended December 31, 1999 will alleviate substantial doubt about our ability to continue as a going concern. Accordingly, our auditors opinion may continue to include an explanatory paragraph in the future.



Shares eligible for future sale may adversely affect the market price for our common stock

     As of December 20, 1999, we had outstanding securities convertible into or exercisable for the following amounts of common stock:

     - 2,373,105 shares issuable upon the exercise of stock options under our 1999, 1995 and 1993 stock plans;

     - 4,265,479 shares issuable upon exercise of warrants (including 2,651,168 shares being registered pursuant to this registration statement), some of which include dilution adjustments whenever we issue common stock or securities convertible into common stock at prices below the effective per share exercise price;

     - 1,305,000 shares issuable upon the conversion of outstanding shares of Series B convertible preferred stock;

     - 1,069,875 shares issuable upon conversion of outstanding shares of Series C convertible preferred stock, plus additional shares representing accrued dividends through the date of conversion; and

     - 435,730 shares issuable upon the conversion of outstanding shares of Series D convertible preferred stock.

All of the shares of common stock issuable upon conversion of the outstanding shares of Series B, C and D convertible preferred stock, the common stock dividends on the Series C convertible preferred stock, and other shares of common stock have been registered for resale under the Securities Act of 1933. Accordingly, that common stock may be sold into the market without restriction under the Securities Act of 1933. The sale of these shares of common stock in the market, as well as the perception that such shares are available for sale, has in the past and could in the future adversely affect the market price of our common stock and make it more difficult to sell our common stock in the future.



We depend significantly on the market for mobile computers, particularly those that use the Windows CE operating system

     Substantially all of our products are designed for use in mobile computers, including notebooks, handheld PCs, Palm-size PCs, tablet PCs, and H/PC Professionals (Windows-CE based mini notebooks). The market for mobile computers is characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and significant price competition. These characteristics result in short product life cycles and regular reductions of average selling prices over the life of a specific product. Accordingly, growth in demand for mobile computers is uncertain. If such growth does not occur, demand for our products would be reduced.

     Our ability to generate increased revenues depends significantly on the commercial success of notebooks that operate on the Windows operating system and handheld PCs (H/PCs, Palm-size PCs, tablet PCs, and H/PC Professionals) and other devices that operate on the Windows CE operating system. As a result, our future success depends on factors outside of our control, including market acceptance of Windows and Windows CE generally and other factors affecting the commercial success of Windows and Windows CE computers and devices, including changes in industry standards or the introduction of new or competing technologies. Any delays in or failure of Windows or Windows CE to achieve or maintain market acceptance would reduce the number of potential customers of our products.



Our ability to comply with industry standards is critical to our business

     We must continue to identify and ensure compliance with evolving industry standards to remain competitive. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. We could be required, as a result, to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to have our products specified as standards for new hardware components designed by mobile computer manufacturers and OEMs. The failure to achieve any such design win would result in the loss of any potential sales volume that could be generated by such newly designed hardware component.



We depend on alliances and other business relationships with a small number of third parties

     Our strategy is to establish strategic alliances and business relationships with leading participants in various segments of the
communications and mobile computer markets.   In accordance with this
strategy, we have entered into alliances or relationships with Bell Mobility, Compaq Computer Corporation, Hewlett-Packard Corporation, Hitachi, Microsoft, SanDisk Corporation, Symbol Technologies, Welch Allyn and Zebra Technologies. Our success will depend not only on our continued relationships with these parties, but also on our ability to enter into additional strategic arrangements with new partners on commercially reasonable terms. We believe that, in particular, relationships with application software developers are important in creating commercial uses for our products. Any future relationships may require us to share control over our development, manufacturing and marketing programs or to relinquish rights to certain versions of our technology. Also, our strategic partners may revoke their commitment to our products or services at any time in the future, or may develop their own competitive products or services. Also, the hardware or software of such companies that is integrated into our products may contain defects or errors. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, reduction in market penetration, decreased ability to win new customers or loss of confidence by current or potential customers.

     We have devoted significant research and development resources to design activities for Windows CE-based products, diverting financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft is obligated to continue the collaboration or to support resulting products. Consequently, Microsoft may terminate its collaborations with us for a variety of reasons including our failure to meet agreed-upon standards or for reasons beyond our control, including changing market conditions, increased competition, discontinued product lines and product obsolescence.



The market for our products changes rapidly, and our success depends upon our ability to develop new and enhanced products

     The market for our products is characterized by rapidly changing technology, evolving industry standards and short product life cycles. Accordingly, to remain competitive we must:

     - identify emerging standards in the field of mobile computing products,

     - enhance our products by adding additional features to differentiate our products from those of our competitors, and

     - maintain superior or competitive performance in our products and bring products to market quickly.

     Given the emerging nature of the mobile computing products market, our products or technology may be rendered obsolete by alternative technologies. Further, short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions.
If we fail to develop or obtain access to advanced mobile communications technologies as they become available, or if we fail to develop and introduce competitive new products on a timely basis, our future operating results will be adversely affected.



Our products may contain undetected flaws and defects

     Although we perform testing prior to new product introductions, our hardware and software products may contain undetected flaws, which may not be discovered until the products have been used by customers. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Such efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications or cause unfavorable publicity, any of which could adversely affect our business.



Our quarterly operating results may fluctuate in future periods and our future results are difficult to predict because we have little order backlog

     We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received and as a result typically have little or no backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenues in the last month of the quarter. This subjects us to the risk that even modest delays in orders adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:

     - the demand for our products;

     - the size and timing of customer orders;

     - unanticipated delays or problems in the introduction of our new products and product enhancements;

     - the introduction of new products and product enhancements by our competitors;

     - changes in the proportion of revenues attributable to royalties and engineering development services;

     - product mix;

     - timing of software enhancements;

     - changes in the level of operating expenses; and

     - competitive conditions in the industry including competitive pressures resulting in lower average selling prices.

     Because we base our staffing and other operating expenses on anticipated revenue, delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our common stock would be adversely affected.



We depend on key employees and we need to hire additional sales and marketing and product development personnel

     Our future success will depend upon the continued service of certain key technical and senior management personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to retain our existing key managerial, technical or sales and marketing personnel. The loss of key personnel has in the past and could in the future, adversely affect our business.

     We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Competition for such personnel is intense, and we may not be able to retain such key employees, and there are no assurances that we will be successful in attracting and retaining such personnel in the future. In addition, our ability to hire and retain such personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such personnel. Failure to attract and retain key personnel will adversely affect our business.



We depend on distributors, resellers and OEMs to sell our products

     We sell our products primarily through distributors, resellers and original equipment manufacturers, or OEMs. Our largest distributor, Ingram Micro in the United States, accounted for approximately 25% of our revenue in the first nine months of 1999. Our second largest distributor, Merisel in the United States, accounted for approximately 10% of our revenue in the first nine months of 1999. Our largest OEM customer, Compaq Computer Corporation, accounted for approximately 8% of our revenue in the first nine months of 1999. Our agreements with OEMs, distributors and resellers, in large part, are nonexclusive and may be terminated on short notice by either party without cause. Our OEMs, distributors and resellers are not within our control, are not obligated to purchase products from us and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors and resellers could lead to reduced sales.

     Use of distributors also entails the risk that distributors will build up inventories in anticipation of a growth in sales. If such growth does not occur as anticipated, these distributors may substantially decrease the amount of product ordered in subsequent quarters. Such fluctuations could contribute to significant variations in our future operating results. The loss or ineffectiveness of any of our major distributors or OEMs could adversely affect our operating results.

     We allow our distributors to return a portion of our inventory to us for full credit against other purchases. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.



A significant portion of our revenues are derived from export sales

     Export sales (sales to customers outside the United States) accounted for approximately 34% of our revenue in the first nine months of 1999. Accordingly, our operating results are subject to the risks inherent in export sales, including

     - longer payment cycles,

     - unexpected changes in regulatory requirements, import and export restrictions and tariffs,

     - difficulties in managing foreign operations,

     - the burdens of complying with a variety of foreign laws,

     - greater difficulty or delay in accounts receivable collection,

     - potentially adverse tax consequences, and

     - political and economic instability.

     In addition, our export sales are currently denominated predominately in United States dollars. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets.

                            USE OF PROCEEDS

     Assuming that the outstanding underwriters' warrants and redeemable warrants are exercised in full and for cash, we will receive the following proceeds:

     - $4,622,310 from the issuance of common stock upon exercise of the currently outstanding redeemable warrants,

     - $720,000 from the issuance of units (described below) upon exercise of the underwriters' warrants, and

     - $420,000 from the issuance of common stock upon exercise of the redeemable warrants issuable upon exercise of the underwriters' warrants.

We intend to use substantially all of the proceeds for working capital purposes. Pending such use, we intend to invest the proceeds in investment-grade obligations, including short-term, interest-bearing money market funds.


                      DESCRIPTION OF OUR COMMON STOCK

     As of December 20, 1999, there were 14,991,583 shares of our common stock outstanding and held by approximately 1,700 record holders. Holders of our common stock are entitled to one vote per share in all matters to be voted on by our stockholders, except that, upon giving notice as required by law, holders of our common stock may cumulate their votes in the election of directors. Subject to preferences that may be applicable to any preferred stock outstanding at the time, holders of our common stock are entitled to receive ratably dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for such use. In the event of a liquidation, dissolution or winding up of Socket Communications, holders of our common stock are entitled to share ratably in all assets remaining after payment of our liabilities and the liquidation preference of outstanding shares of preferred stock. Holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and there are no redemption or sinking fund provisions with respect to any common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any additional series of preferred stock we designate and issue in the future.


DESCRIPTION OF OUR WARRANTS COVERED BY THIS REGISTRATION STATEMENT

Underwriters' Warrants

     In 1995, we issued warrants to the representatives of the underwriters involved in our initial public offering. The underwriters' warrants are exercisable for an aggregate of 50,000 units at an exercise price of $14.40 per unit. Each unit consists of two shares of our common stock and one redeemable warrant. The redeemable warrants are described below and the common stock is described above. The common stock and redeemable warrant comprising each unit will be immediately detachable and separately transferable upon issuance. The underwriters' warrants may be exercised by cash exercise or net exercise, at the holder's option. The exercise price of the underwriters' warrants bears no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered by this prospectus.

Redeemable Warrants

     As of December 20, 1999, there were 550,275 redeemable warrants outstanding and held by approximately 300 record holders. The following is a brief summary of the provisions of the redeemable warrants. The summary does not purport to be complete and is qualified in all respects by reference to the actual text of the warrant agreement between us and American Stock Transfer and Trust Company, our warrant agent. A copy of the warrant agreement was filed as an exhibit to the original registration statement filed with the SEC on June 2, 1995. See "Where You Can Find More Information" on page 41.

     Exercise Price and Terms. Each redeemable warrant entitles its holder to purchase shares of our common stock for an aggregate purchase price of $8.40 at any time before the expiration of the warrants on June 5, 2000. Each redeemable warrant is currently exercisable for 4.25 shares of common stock. The number of shares of common stock purchasable upon exercise of a redeemable warrant is based on the operation of anti-dilution and other provisions referred to below. The holder of any redeemable warrant may exercise the warrant by surrendering the warrant certificate to our warrant agent, with the subscription form on the reverse side of the certificate properly completed and executed, together with payment of the exercise price. The redeemable warrants may be exercised at any time in whole or in part at the applicable exercise price until their expiration. No fractional shares will be issued upon the exercise of the redeemable warrants.

     The exercise price of the redeemable warrants bears no relation to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered by this prospectus.

     Adjustments. The number of shares of our common stock purchasable upon the exercise of the redeemable warrants is subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of our common stock, or our sale of common stock or other securities convertible into common stock at a price below the exercise price of the redeemable warrants. As of the date of this prospectus, several adjustments of the latter kind have been made. Based on these adjustments, each redeemable warrant currently represents the right to purchase 4.25 shares of common stock for an aggregate exercise price of $8.40.

     In the event of a reclassification or exchange of our common stock, a consolidation or merger of our company with or into another corporation (other than a consolidation or merger in which our company is the surviving corporation) or sale of all or substantially all our assets, an adjustment would be made to enable holders of the redeemable warrants to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of our common stock that might otherwise have been purchased upon the exercise of the redeemable warrant. No adjustment to the number of shares and exercise price of the shares subject to the redeemable warrants is made for dividends (other than stock dividends), if any, paid on our common stock or for securities issued pursuant to employee benefit plans, or upon exercise of the redeemable warrants or any other options or warrants outstanding as of the date of this prospectus.

     Redemption Provisions. The redeemable warrants are subject to redemption at $0.05 per warrant on 30 days' written notice to the holders, if the closing bid price of our common stock averages more than 150% of the per share exercise price of the redeemable warrants over a period of 20 consecutive trading days ending within 15 days of the notice of redemption. In the event we exercise our redemption right, the redeemable warrants will be exercisable until the close of business on the date for redemption fixed in the notice. If any redeemable warrant called for redemption is not exercised by that time, it will cease to be exercisable and its holder will be entitled only to the redemption price.

     Transfer, Exchange and Exercise. The redeemable warrants are in registered form and may be presented to our warrant agent for transfer, exchange or exercise at any time on or prior to June 5, 2000, assuming we do not exercise our redemption right prior to that time. If a market for our warrants exists, a holder may sell the redeemable warrants instead of exercising them. The redeemable warrants are currently quoted on the OTC Bulletin Board under the symbol "SCKTW" and are listed on the Pacific Exchange under the symbol "SOKWS".

     Warrantholder Not a Stockholder. The redeemable warrants do not confer upon holders any voting, dividend or other rights of our stockholders.

     Modification of Warrant. We and our warrant agent may make modifications to the redeemable warrants that are deemed necessary and desirable that do not materially adversely affect the interests of those who hold the redeemable warrants. No other modifications may be made to the redeemable warrants without the consent of the holders of a majority of the redeemable warrants. Modification of the number of securities underlying a redeemable warrant or of its exercise price or expiration date requires the consent of the holder.


Federal Income Tax Considerations.

     The basis of the redeemable warrant and our common stock purchased by the holder as part of a unit or upon exercise of a redeemable warrant will be determined by allocating the cost of each unit between the common stock and the redeemable warrant in accordance with the relative fair market values of those elements at the time of acquisition.

     No gain or loss will be recognized by a holder upon the exercise of a redeemable warrant. The sale of a redeemable warrant by a holder or the redemption of a redeemable warrant by a holder will result in the recognition of gain or loss in an amount equal to the difference between the amount realized by the holder and the redeemable warrant's adjusted basis in the hands of the holder. Provided that the holder is not a dealer in the redeemable warrant and that the common stock would have been a capital asset in the hands of the holder had the redeemable warrant been exercised, gain or loss from the sale or redemption of redeemable warrant will be long-term or short-term capital gain or loss to the holder. Loss on the expiration of a redeemable warrant, equal to the redeemable warrant's adjusted basis in the hands of the holder, will be a long-term or short-term capital loss, depending on whether the redeemable warrant had been held for more than one year.

The above discussion does not address all of the tax considerations that may be relevant to a particular purchaser. Accordingly, all prospective purchasers are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the redeemable warrants and our common stock.


                              DIVIDEND POLICY

     We have not paid cash dividends on our common stock and currently anticipate that we will retain all future earnings for the expansion and operation of our business. We therefore do not anticipate paying cash dividends in the foreseeable future.

                 MARKET FOR OUR COMMON STOCK AND WARRANTS

Common Stock

     Our common stock is traded on the OTC Bulletin Board under the symbol "SCKT" and on the Pacific Stock Exchange under the symbol "SOK". Our common stock is currently held by approximately 1,700 investors of record.

     The quarterly high and low sales prices of our common stock, as reported on the OTC Bulletin Board for 1999 and the last two complete fiscal years are as shown below. Over-the-counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                                        Common Stock
                                                     -------------------
QUARTER ENDED                                          High       Low
---------------------------------------------------- --------- ---------
 1997
   March 31, 1997..................................   $ 1.13     $ 0.63
   June 30, 1997...................................   $ 1.16     $ 0.50
   September 30, 1997..............................   $ 0.78     $ 0.50
   December 31, 1997...............................   $ 0.75     $ 0.34

 1998
   March 31, 1998..................................   $ 1.13     $ 0.36
   June 30, 1998...................................   $ 1.31     $ 0.44
   September 30, 1998..............................   $ 1.03     $ 0.44
   December 31, 1998...............................   $ 0.88     $ 0.27

 1999
   March 31, 1999..................................   $ 0.81     $ 0.47
   June 30, 1999...................................   $ 2.13     $ 0.50
   September 30, 1999..............................   $ 1.66     $ 0.69
   December 31, 1999(through December 20, 1999)....   $10.06     $ 1.03
-------------------------
On December 20, 1999, the closing sale price for our common stock as reported on the OTC Bulletin Board was $8.06.

Redeemable Warrants

     Our redeemable warrants are traded on the OTC Bulletin Board under the symbol "SCKTW" and on the Pacific Stock Exchange under the symbol "SOKWS". The redeemable warrants are currently held by approximately 300 record holders.

     The quarterly high and low sales prices of our redeemable warrants, as reported on the OTC Bulletin Board for 1999 and the last two complete fiscal years are as shown below. Over-the-counter market quotations may reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.



                                                     Redeemable Warrants
                                                     -------------------
QUARTER ENDED                                          High       Low
---------------------------------------------------- --------- ---------
 1997
   March 31, 1997..................................   $ 0.38     $ 0.13
   June 30, 1997...................................   $ 0.44     $ 0.13
   September 30, 1997..............................   $ 0.44     $ 0.13
   December 31, 1997...............................   $ 0.25     $ 0.06

 1998
   March 31, 1998..................................   $ 0.25     $ 0.06
   June 30, 1998...................................   $ 0.16     $ 0.13
   September 30, 1998..............................   $ 0.25     $ 0.03
   December 31, 1998...............................   $ 0.13     $ 0.03

 1999
   March 31, 1999..................................   $ 0.11     $ 0.03
   June 30, 1999...................................   $ 1.01     $ 0.03
   September 30, 1999..............................   $ 0.63     $ 0.19
   December 31, 1999(through December 20, 1999)....   $33.00     $ 0.19
-------------------------
On December 20, 1999, the closing sale price for our redeemable warrants as reported on the OTC Bulletin Board was $21.00.

                                BUSINESS

     This Business section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in this Business section and in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We assume no obligation to update such forward-looking statements or to update the reasons why actual results could differ materially from those anticipated in such forward-looking statements.


General

     We develop and sell connection solutions for handheld computers that use the Windows CE operating system from Microsoft Corporation and for mobile computers, or notebooks, that use Microsoft's Windows 9x and NT operating systems. These connection solutions include a family of low power "Battery Friendly"(TM) PC and CompactFlash Card adapters for digital mobile phones, serial communications, Ethernet connectivity, mobile data collection, and, commencing in the second half of 2000, Bluetooth wireless communications. Our connection products utilize industry standard PC Card and CompactFlash form factors. We are a leading supplier of connectivity products to the emerging Windows CE handheld computing market and believe that we are the world's leading supplier of serial plug-in cards for notebooks and for Windows computers with PC card slots. During 1998 and 1999, we completed a number of steps to strengthen our leadership position and to improve our financial condition and operating results.

     First, we expanded our PC Card connection family of products to add a family of CompactFlash (CF+) serial, low power Ethernet, bar code scanning and digital phone products to support the smallest Windows CE computer, the Palm-size PC.

     Second, we sought recurring OEM business for our products. Our serial PC Card was selected by Compaq Computer Corporation for use with its Remote Insight Board for remote management of Compaq servers. Shipments began in the fourth quarter of 1998. Our Low Power Ethernet PC Card was selected by Unisys Corporation for use with a Windows CE check reader. Shipments began in the third quarter of 1999.

     Third, we established several key strategic relationships with industry leaders for developing new products for use with Windows CE and Windows notebook computers including Symbol Technologies (attaching laser scanners to notebooks and to Windows CE computers by cable, and an integrated laser scanner in a CompactFlash form factor for insertion in a Palm-size PC or tablet PC) and Zebra Technologies (connecting barcode printers). The Company also began working closely with several North American digital telephone service providers to develop digital mobile telephone connection products for new digital telephones designed to transfer voice and data over digital cellular networks which began shipping in the second half of 1999.

     Fourth, we improved our products. We completed the development of a follow-on proprietary, low power Application Specific Integrated Circuit
(ASIC) with advanced features for usage in a number of existing and future products. This proprietary ASIC will allow us to increase our date transfer speeds and reduce our manufacturing costs. Product improvements also included creating enhanced Ethernet drivers and a cross-over connector to improve Ethernet performance, and the extension of our ruggedized form factor to more of our products.

     Fifth, we expanded our distribution channels and more closely aligned them with those used by the Windows CE manufacturers, and we increased our co-marketing activities on the web. In addition, on-site representation was added in Europe and Asia in the fourth quarter of 1998 to more closely support our international distributors.

     Sixth, we increased our capital, raising $2.4 million in new equity financings and converting approximately $2.1 million of convertible debt and accrued interest into equity in 1998 and raising $5.6 million in new equity financings in 1999. We have improved our operating results by increasing our revenues 15% in 1998 over 1997 and 18% for the nine month period ended September 30, 1999 over the corresponding period in 1998, improved our gross margins from 42% in 1997 to 59% in 1998 and for the nine months ended September 30, 1999, and reduced our operating expenses 22% from $5.4 million in 1997 to $4.2 million in 1998, partially offset by increases of 15% for the nine month period ended September 30, 1999 of over the corresponding nine-month period in 1998.

     Seventh, we have commenced development of two new categories of connection products to enhance our current product lines. We are working with SanDisk Corporation to create, during the first half of 2000, combination input/output and memory cards by adding removable flash memory to our current connection products. We are also developing cordless connection products for shipment by the end of 2000 that will utilize Bluetooth technology to replace connection cables with close proximity cordless communications.

     Although we believe that our focus on the Windows CE operating system for handheld computers, our expanding family of connection products and our relationships with key industry strategic partners position us for future revenue growth, we have incurred significant quarterly and annual operating losses in every fiscal period since our inception, and we may continue to incur quarterly operating losses at least through the first quarter of 2000 and possibly longer.

     As of September 30, 1999, we had a cash balance of $1,278,322, stockholders' equity of $613,160 and working capital of $205,158. In December 1999, we completed a common stock equity financing of $4,660,000 resulting in an increase in cash, stockholders' equity and working capital of approximately $4,500,000. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources," and "Risk Factors" for a discussion of our history of operating losses and other risks that may affect our ability to attain profitability.


Products

     Low Power Consumption. Since our inception, we have developed low power connection products for use with mobile computing devices. Our products consume less power than the products of our traditional competitors. Low power consumption is an attractive feature for connection products for mobile computing devices because it allows handheld computers and notebooks to operate for longer periods on internal power without requiring the user to change batteries. Changing handheld computer batteries frequently is inconvenient and expensive and reduces the user's productivity. Since the introduction of handheld computers using the Windows CE operating system at the end of 1996, we have focused on further reducing the power consumption of our products, since Windows CE computers operate on two AA sized or small rechargeable batteries.

     Connections and Form Factors. Today, we are producing most of our products with a choice of two connectors, standard or ruggedized, and two form factors, PC Card or CompactFlash. Standard connectors are detachable. The ruggedized Card has an integrated fixed cable that maintains solid contact in high vibration environments such as moving vehicles. It also has a molded strain relief to protect against lateral stress and seal out dust and moisture, and a rigid, sonic welded frame to resist torque that could otherwise crack circuit board traces. PC Card form factors are credit card size cards that conform to the standards created for PC Cards by the PCMCIA Association. CompactFlash cards are the size of a large postage stamp and conform to standards established by the CompactFlash

Association. Almost all major notebooks and Windows CE computers except for the Palm-size PC have a PC Card slot. The Palm-size PC uses a CompactFlash slot for input/output connections. In 1997, we worked with Microsoft Corporation and the Windows CE device manufacturers to adapt the CompactFlash form factor as a 3.3 and 5.0 volt input/output connector for the Palm-size PC. Previously, the CompactFlash form factor had been used primarily for add-on memory cards. The CompactFlash form factors designed by us were subsequently adopted by all of the Windows CE manufacturers and were certified in 1998 as standards by the CompactFlash Association, which is the recognized standards-setting body for CompactFlash devices. We are a member of that Association, and our vice president of engineering served as a director during 1999. We expect that the CompactFlash I/O form factor will be adopted for use with future smaller computing and data collection devices, and that the market for these products will grow. We have also announced that we are developing combination I/O and memory cards using removable MultiMediaCards(TM) from SanDisk Corporation and close proximity cordless connection products incorporating Bluetooth technology. We expect to commercially release products incorporating removable memory in the second half of 2000 and we expect to commercially release Bluetooth cordless connection products by the end of 2000.

     Wireless Products. We have begun shipping digital telephone connection products and have announced that we will begin developing cordless connection products during 2000.

     Mobile digital telephone connection products have been designed to transfer data between a new generation of digital mobile CDMA (Code Division Multiple Access) telephones or GSM digital mobile telephones and Windows or Windows CE mobile computers. CDMA is the most widely used digital cellular telephone technology in North America and GSM is the most widely used digital cellular telephone technology in Europe. The Digital Phone Cards support data-enabled mobile phones from most of the major telephone manufacturers. The Digital Phone Card directly connects the telephone and the mobile computer through either the PC Card or CompactFlash Card slot, and allows the user to use telephone connection software installed on the mobile computer to dial and connect wirelessly to the Internet for browsing the web, retrieve or send e-mail, or connect to corporate in the same manner that a user would use a modem to connect through a land telephone line. We believe that our Digital Phone Card offers several advantages over a direct serial cable, including less power drain on the mobile telephone, interchangeability between mobile computers and higher data transfer speeds.

     Bluetooth cordless products will allow close proximity wireless connections between a handheld computer or notebook and a peripheral device such as a scanner or mobile telephone. We have announced that we plan to develop cordless connections for our existing products during 2000 utilizing Bluetooth technology, which are cordless communications standards being developed to facilitate close proximity communications between Bluetooth enabled devices. We do not expect cordless products to be available until near the end of 2000.

     Serial connection products. We believe that we produce the world's leading family of serial PC and CF+ Cards. In December 1996 and during 1997, we expanded our serial card line by adding ruggedized connections, dual standard and ruggedized serial cards, and an Ethernet/serial multifunction PC card. In 1998 we added CompactFlash standard and ruggedized connection serial cards. During the first quarter of 2000, we expect to complete a Quad (4 port) serial PC card. Our serial cards operate as a standard communication port and can work with conventional serial communications programs. Peripheral devices that can attach to our Serial I/O Cards include stenography machines for court reporting, medical instruments for monitoring or data collection, label printers for inventory control, high speed fax/modems for web browsing, and global positioning systems for tracking location and time. Adding one or more serial ports to a computer through either the PC Card or CompactFlash slot provides higher data transfer rates than a built-in serial port because of the buffered 16550 UART built into our serial card products. Our cards can also transfer power from the computer to a peripheral device, which cannot be accomplished through the built-in serial port. Our Serial I/O Card was the first PC Card to receive certification from Microsoft for operation with Windows CE handheld computers. All of our serial products use a proprietary high integration serial chip that was first developed in 1993. During 1999 we completed development of a new high integration serial chip which will be used in all of our serial product lines commencing in early 2000. The new chip has been designed to lower power consumption, improve functionality including higher data transfer speeds, and cost less to manufacture.

     Low Power Ethernet Products. Ethernet cards enable a mobile computer to communicate with an Ethernet network and are used for higher speed desktop synchronization, large file transfers, network connections to the Internet for web browsing and E-mail. We released the first commercially available PC Card Ethernet adapter in 1992 which was compatible with the popular NE2000 network controller, allowing us to utilize the certified network drivers included with the major PC-based network operating systems. In December 1997, we introduced our Low Power Ethernet PC Card product designed for use with Windows CE-based computers and Windows notebooks and in 1998, introduced a CompactFlash version of the product. Also introduced in 1997 was an Ethernet/serial multifunction PC Card. We believe that our Low-Power Ethernet Card products consume less power than any other Ethernet adapter on the market and allow data transfers to occur at up to 200 times faster than through the RS232 port on the notebook or Windows CE computer. The Low-Power Ethernet card is recognized by Version 2.0 and higher of the Windows CE operating system. During 1998, we also enhanced our software drivers to add features such as automatic synchronization and soft status lights which display key network information on the host computer's screen.

     Mobile Data Collection Products. Mobile data collection cards are used in conjunction with data collection devices such as bar code scanners. In October 1997, we introduced the first of our mobile data collection products, an LED bar code scanning wand manufactured by Welch Allyn, which can be attached to a Windows CE handheld computer or Windows notebook computer through a serial PC Card ("Data Collection Card"). In 1998, we released a CompactFlash version of our Data Collection Card. The Data Collection Cards can be configured to deliver power to the scanning device from the computer, which is an advantage over most built-in serial ports which generally cannot provide power from the computer, and eliminates the need to carry a separate scanner power source. We also developed keyboard emulation scanning software that can be configured to route scanned data to third party data collection programs. During 1998, we connected a Data
Collection Card with a laser scanning gun as a special customer order.   In
January 1999, we released the first of our standard laser scanning products, connecting two mobile laser scanning guns from Symbol
Technologies to a Data Collection PC card for use with Windows notebooks and Windows CE handheld devices. In October 1999, we began shipping an integrated laser scanner card which attaches a laser scanning engine to a CompactFlash card for insertion in a Palm-size PC or tablet PC. We have also developed a connection card to bar code printers from Zebra Technologies which are expected to begin shipping in the first half of 2000. In November 1999 we released our Windows CE Scanner Software Developers Kit (SDK), which includes our SocketScan(TM) keyboard wedge. The SDK simplifies scanner application development on Palm-size PCs, Handheld PCs and Pen Tablet PCs.


Industry and Market Overview

     Windows CE Operating System. Microsoft Corporation introduced the Windows CE operating system in November 1996. Windows CE was designed as a small, real-time, scalable operating system that works in a broad selection of products, including mobile computers, terminals, and industrial controllers. The operating system was designed to connect easily to the Internet and corporate networks as well as to Windows desktops and other Windows CE-based devices. The system was built in customizable components to allow its use in embedded system platforms using the minimum set of software modules and components needed to support the platform's system requirements, which minimizes memory use and maximizes performance.
Windows CE is built around the Win32 application programming interface that is consistent with other Windows-based operating systems, which means that existing third party programming resources consisting of tools, software examples and documentation are immediately available to developers. Key features of the Windows CE operating system are:

     - its ability to synchronize data with desktop or other companion devices;

     - its support of light versions of many of the popular Microsoft Office programs including Excel for spreadsheets, Word for documents, PowerPoint for presentations and Outlook (personal information management including tasks, calendar, contacts and electronic mail);

     - low power consumption with extended periods between battery changes relative to Windows devices; and

     - instant-on features where the computer screen turns on at the same place where it was previously turned off.

Microsoft has defined its operating system strategy for the next decade as:

     - promoting widespread adoption of the Windows CE operating system for mobile computers, terminals, and industrial controllers;

     - evolving the Windows NT operating system currently used primarily for servers as the primary operating system for desktop systems; and

     - gradually phasing out the current Windows 9x series in favor of the CE and NT operating systems.

     Our focus on low power PC Card and CompactFlash products for Windows CE devices are based on the belief that the Windows CE operating system will attain strong market acceptance for use with mobile computing devices and embedded control systems devices and will achieve significant growth over time. We believe that early indicators of success include Microsoft's announced long term commitment to the Windows CE operating system, early marketing successes of other companion synchronization devices such as the Palm Pilot from 3Com, the numbers and strengths of committed device manufacturers, the availability of familiar development tools and extensive connectivity to corporate information systems, and attractive price points and features.

     Windows CE Handheld Computers - H/PCs. H/PC's were introduced in November 1996 as black-and-white units. In December 1997, Microsoft released Version 2.0 of the Windows CE operating system which supported color, Ethernet connections and the international character set. The units are designed as the middle size of three handheld computers. It has a clamshell design with the screen in the upper section and a small keyboard and PC Card slot for connecting input/output devices in the lower section. The unit is designed for users who want a small handheld computer with a keyboard. The device may be connected to a network using our Ethernet PC Card. Windows CE Version 2.0 operating system units have color, 8, 16 or 32 MB of memory, a microphone and speaker, optional docking cradle, and run on two AA or small built-in rechargeable batteries. Major H/PC computer manufacturers include Hewlett Packard, Hitachi, NEC and Sharp.

     Windows CE Handheld Computers - Palm-size PCs. Palm-size PCs are pocket-sized computers and were introduced in June 1998 as black-and-white units. During the first quarter of 1999, Microsoft released a Windows CE operating system software upgrade to support color and CompactFlash paging receivers, and the first color units began shipping in the first quarter of 1999. Major Palm-size PC computer manufacturers include Casio, Compaq, and Hewlett-Packard. The Palm-size PC units have a CompactFlash slot for input/output connections, use a pen and handwriting recognition or a software keyboard for data entry, and have the same desktop data synchronization and instant-on features as the H/PC. The unit is designed to fit in a pocket or purse. The "wearability" and instant-on capabilities of the Palm-size PC are designed to make information more readily accessible to the user.

     Windows CE Handheld Computers - H/PC Professionals. H/PC Professionals are tablet or small notebook-sized computers, and were introduced in the fourth quarter of 1998. Designed as desktop companions, the computers have many notebook characteristics including an 8" to 11" color screen and a full size keyboard. H/PC Professionals have both PC Card slots and CF+ slots. Many of the units also have built-in modems. The units typically weigh from two to three pounds (about five pounds lighter than a notebook) and have the Windows CE features of instant on, long battery life (10 to 15
hours) and file synchronization.   Major H/PC Professionals computer
manufacturers include Compaq, Hewlett Packard, NEC, and Sharp.

     Windows CE Handheld Computers - Tablets. During 1999, several manufacturers including Fujitsu and Hitachi introduced a tablet-sized Windows CE computer as a large pen-based computer with a hardened color screen. The computer is designed for use with electronic forms where data capture or signatures are needed and has a CompactFlash slot for connecting input/output devices.

     Other developing Windows CE devices and embedded connection solutions. Windows CE as a real-time, scalable modularized operating system has been designed to work with a variety of devices. Areas of significant current market development include automobile control systems, point-of-sale devices, web-TV set top boxes, real-time industrial controllers, and home automation and entertainment devices. We have designed an embedded module connection solution prototype and are seeking opportunities to embed our Windows CE connection, data collection and wireless solutions in such future devices.

     Notebook market support. Our products are also designed to work with Windows notebooks which today is a significantly larger and more established market than the emerging market for Windows CE computers. Most notebooks today are designed with PC Card slots and use the Windows 9X and 2000 operating systems. We intend to continue to support the Windows notebook market with our products.

     Expansion of bar code scanning to Windows and Windows CE computers. Bar code scanning is a well established industry used in a wide variety of industrial/manufacturing, commercial services, retail services and government applications worldwide including asset management and control, shipping and receiving, route accounting, warehousing, order processing, document control and quality assurance. Significant industry trends identified by Venture Development Corporation, an industry research and consulting group, include:

     - annual industry sales growth of approximately 20%;

     - upgrading of scanning systems from older DOS-based operating systems to Windows operating systems, with approximately 50% of the scanning market using Windows operating systems today, expected to increase substantially over the next several years;

     - the development of wireless scanning applications, with approximately 40% of scanning systems incorporating the wireless transmission of scanning data on local networks;

     - the increasing use of real-time processing applications so that scanned data is transmitted and processed when scanned; and

     - the expanding use of scanning by the mobile professional workforce.

     Laser scanning guns are the most widely used scanners, followed by CCD scanning guns and LED bar code wands. We believe that our family of scanning products offer several advantages over existing connection solutions for mobile computers and stationary scanning devices with built in PC card slots, including the use of a standard connector form factor so that scanning devices become easily removable and interchangeable, and the ability to power the scanner from the mobile computer or data collection device. In addition, we believe that the Windows CE computers are excellent platforms for use by mobile professionals for route accounting and service applications, and this area is expected to get increasing attention from third party software application vendors in areas such as order processing, package tracking and pharmaceutical delivery tracking .

     Convergence of digital telephones and mobile computing. The two most widely deployed digital cellular telephone networks are the CDMA networks in North America and the GSM networks covering Europe and other
international countries.   Mobile digital telephones are rapidly replacing
earlier analog telephones, with clearer and more reliable phone connections, longer battery life and lower costs of operation. Historically, mobile computer users have connected back to their corporate networks to check electronic mail or through their corporate networks to access the Internet over telephone land lines connected by modem to the computer. Often those connections are made at the beginning or end of the day when the traveling professional returns to his or her room where a land line phone is available. Several major telephone manufacturers including Qualcomm and Nokia have recently designed CDMA mobile digital telephones with a data port on the mobile telephone. The port is designed to facilitate direct connections between the telephone and data collection and computing devices. We believe that with the improved clarity and lower cost of operations of digital telephones and with the new built-in data port, that mobile computer users will now be encouraged to connect their mobile digital telephone to their computer and to access their corporate networks and the Internet wirelessly over the digital cellular networks.
In addition, GSM mobile telephone networks in Europe support transfer of data to and from mobile phones and these phones may be connected to a notebook or handheld computer to transfer data and to connect to the Internet or to corporate e-mail through the mobile phone. Accordingly, we have designed Digital Phone Cards for both the CDMA and GSM telephone markets that will allow the user to directly connect one of these new mobile digital telephones to either a notebook or to a Windows CE computer. Our digital phone cards began shipping in the second half of 1999 for the CDMA market and for Windows CE computers in the GSM markets. Connection software for notebooks in the GSM market is expected to ship during the first half of 2000.


Strategic Alliances and Business Relationships

     We have developed a number of strategic relationships that are important to our product development and marketing programs. We work closely with Microsoft and with Windows CE handheld computer manufacturers in co-marketing and in developing connection solutions for Windows CE devices. We also support third party software application developers by providing technical assistance in the porting of their applications to the Windows CE operating system.

     Our strategy is to establish strategic alliances in business relationships with leading participants in various segments of the communications and mobile computer markets. We believe these alliances enable us to take advantage of the superior financial resources, technological capabilities, proprietary positions and market presences of these companies in creating products that utilize these technologies that are familiar to the marketplace. We have established strategic alliances and business relationships with the following companies:

     - Bell Mobility, a leading mobile telephone service provider in Canada, has signed a Memorandum of Understanding and established supply arrangements for us to distribute Digital Phone Cards for use with their CDMA system. The telephones are designed to connect directly to a handheld or notebook mobile computer for transferring data to and from the computer over the digital telephone networks.

     - Compaq Computer Corporation, a leading manufacturer of personal computers, has selected our serial PC card to be offered as an optional part of Compaq's remote server management product that began shipping in the fourth quarter of 1998. Our products are also recommended by Compaq for Windows CE use.

     - Hewlett-Packard Corporation, a leading manufacturer of personal computers, has agreed to support development of our planned Bluetooth cordless connection products. Our products are also recommended by Hewlett-Packard for Windows CE use.

     - Hitachi Corporation, a leading manufacturer of consumer electronics and Windows CE tablet devices has executed a co-marketing agreement with us. Our products are recommended by Hitachi for use on Hitachi's ePlate tablets.

     - Metricom, a leading wireless network operator recently selected us as a connectivity supplier for their high speed modems. Metricom has announced their plans for supplying a high speed wireless network throughout the United States.

     - Microsoft Corporation, the developer of the Windows CE operating system, has worked closely with us in insuring that our connection products for Windows CE computers work with the Windows CE operating system. Microsoft recently announced the development and availability of the Microsoft Connection Kit for use with our digital phone cards. We also jointly developed with Microsoft in 1997 the CompactFlash(TM) form factor for use with smaller Windows CE handheld computers.

     - PacketVideo, a leading developer in the emerging wireless video streaming market, has executed a Memorandum of Understanding with us for co-marketing and market development for wireless video streaming.

     - SanDisk Corporation, a leading supplier of flash memory products, has agreed to support development of our planned combination memory/input-output connection products.

     - Symbol Technologies, Inc., the leading manufacturer of laser scanner systems and devices, has signed a Memorandum of Understanding and related supply contracts to allow us to create laser scanning products for Windows and Windows CE mobile and handheld computers. These products include attaching two of Symbol's laser scanning guns to Windows CE or notebook computers and an integrated scanner card in CompactFlash form factor for use with Palm-size or tablet PCs.

     - Welch Allyn, a leading manufacturer of bar code scanning devices, has signed an Agreement whereby we can create bar code scanning products for Windows and Windows CE mobile and handheld computers.

     - Zebra Technologies, a leading manufacturer of bar code printers, is working with us to attach bar code printers to Windows CE handheld computers or notebooks. Shipments are expected to commence during the first half of 2000.


Proprietary Technology

     We have developed a number of technology building blocks to enhance our ability to develop new hardware and software products, to offer products which run on multiple host platforms and to manufacture and package products efficiently.

     Our most important hardware building block is the universal bus interface, a highly flexible implementation of the PC/CF Card interface whose features include programmable bus steering, dual mapping of control and data registers into both memory and I/O space, an extensive Card information structure which includes function ID and function extension tuples, shared-memory arbitration circuitry, support for "execute-in-place," the ability to support both level and edge triggered interrupts from multiple sources, host synchronization during initialization and complete polarity and masking control of interrupts. Our universal bus interface enables our products to work with all major PC/CF Card hosts.

     Our universal bus interface has been incorporated into several application specific integrated circuits, including our current and new HIS chips, low-power, highly integrated general purpose interface chips used in our family of Serial Connection Plug-in Cards, Data Collection Plug-in Cards, and Digital Phone Plug-in Cards to control signal transmission between these products and the mobile or handheld computer's PC/CF Card slot.

     We have also developed a library of software drivers and control applets that allow our products to operate in handheld computers running Windows CE and in notebooks running Windows 9x and Windows 2000.

     We rely on a combination of patent, copyright, trademark and trade secret laws and confidentiality procedures to protect our proprietary rights. We have applied for patents covering technology we developed relating to our combination input/output plus memory connection products. As part of our confidentiality procedures, we generally enter into non-disclosure agreements with our employees, distributors and strategic partners, and limit access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise to obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective protection of intellectual property rights may be unavailable or limited in certain foreign countries.

     We have received correspondence from General Patent Corporation claiming possible infringement of certain standard PCMCIA PC Card features incorporated into our PC Cards. General Patent Corporation brought suit against a number of companies that manufacture PC Card products including IBM Corporation, 3Com, Hayes, Xircom and New Media claiming similar infringement and seeking royalty payments, which have been subsequently settled. No litigation is currently pending against us. There can be no assurance that we will not receive future communications from other third parties asserting that our products infringe, or may infringe, the proprietary rights of third parties, and that in connection with such claims or the claims of General Patent Corporation, that litigation could be brought against us which could result in significant additional expense or the discontinuation of use or redesign of infringing products.


Sales and Marketing

     We market our products through OEMs, computer platform vendors, vertical market value added resellers, and a worldwide network of distributors and resellers. We support our distributors and resellers through education, training and customer assistance by our sales, marketing and technical support staff and third party manufacturers' sales representatives. We added third party sales representatives in Europe and in Asia during the second half of 1998. During 1998, United States distributors Ingram Micro and Tech Data and international distributor PPCP (U.K.) accounted for 29%, 11% and 10% of our revenues, respectively. During the nine month period ended September 30, 1999, Ingram Micro and Merisel accounted for 25% and 10% of our revenue, respectively. As of December 20, 1999, we had 12 people in sales, marketing and technical support. We intend to increase our sales and marketing effort by adding personnel and increasing promotional activities. However, competition for sales and marketing personnel is intense, and we may be unable to recruit qualified sales and marketing personnel as needed.

     Consistent with industry practice, we provide our distributors with stock balancing and price protection rights which permit these distributors to return slow-moving products to us for credit and to receive price adjustments for inventories of our products held by distributors if we lower the price of those products. The effect of such returns and adjustments on our operating results is minimized since we recognize revenues on products shipped to distributors at the time the merchandise is sold by the distributor. To date, we have not experienced any significant returns or price protection adjustments.

     We rely significantly on our OEMs, distributors and resellers for the marketing and distribution of our products. Our agreements with OEMs, distributors and resellers, in large part, are nonexclusive and may be terminated on short notice by either party without cause; furthermore, our OEMs, distributors and resellers are not within our control, are not obligated to purchase products from us, and may represent other lines of products. A reduction in sales effort or discontinuance of sales of our products by our OEMs, distributors and resellers could lead to reduced sales and could materially adversely affect our operating results.

     Export sales represented approximately 34%, 34%, 49% and 40% of our revenue for the nine months ended September 30, 1999 and for the years ended December 31, 1998, 1997 and 1996, respectively. Export sales are subject to the complications of complying with laws of various countries and the risk of import/export restrictions and tariff regulations.


Manufacturing

     We subcontract the manufacture of substantially all of our products to independent, third party contract manufacturers. We perform final product testing and package our products at our Newark, California facility.

     Sole source components include our proprietary HIS chip manufactured by Lucent Technologies and our new HIS chip manufactured by Lucky-Goldstar that controls the signal transmission between our PC and CF+ Serial I/O Products (all products except Ethernet Cards) and the PC Card or CF+ Card slot on the mobile or handheld computer; our Ethernet chip manufactured by Tamarack Corporation, and certain cable and connector components. Although to date we have generally been able to obtain adequate supplies of these components, certain of these components are purchased on a purchase order basis under standard commercial terms and conditions in the industry, and we do not have long-term supply contracts for these components. Although our suppliers are generally large, well-financed organizations, in the event that a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in supply, it would materially adversely our results of operations until we established sufficient manufacturing supply through an alternative source which could take a significant period of time, including qualifying an alternative subcontractor, redesigning the product as necessary, and commencing manufacturing.


Research and Development

     Since our inception, we have made substantial investments in research and development. We believe that our future performance will depend in large part on our ability to develop significant enhancements to our existing connection products and to develop successful new products for emerging and existing markets. In particular, we believe the timely completion and expected introduction of additional Digital Phone Card Plug-in Products, expanding our family of Bar Code Scanning products, developing combination memory and input/output cards, and developing Bluetooth cordless connection products are important to maintain a technological leadership position in wireless and wired connection solutions during 2000 and remain competitive. As of December 20, 1999 we had six persons on our product development staff and we hire engineering consultants to perform additional engineering services as required. Research and development expenditures were $0.9 million for the nine months ended September 30, 1999, $1.0 million in 1998, $1.1 million in 1997 and $1.1 million in 1996.
We anticipate that we will continue to commit substantial resources to research and development in the future and will be increasing the size of our research and development staff as a result of planned or anticipated development projects.


Competition

     The overall market for communications products is increasingly competitive, and we expect competition in each of our market areas to intensify. We anticipate intense competition from a number of new and established wired and wireless computer, communications and network equipment companies. Increased competition, direct and indirect, could materially adversely affect our revenues and our ability to achieve profitability through pricing pressure and loss of market share.

     Substantially all of our present and potential competitors have substantially greater financial, marketing, technical and other resources than we do, and may succeed in establishing technology standards or strategic alliances in the data communications market, obtain more rapid market acceptance for their products or otherwise gain a competitive advantage.

     We face competition for our Digital Telephone Connection Plug-in Cards from alternative methods of downloading information into a mobile computer, primarily over telephone lines through a modem and connecting through a direct cable connected to a serial port.

     We compete with Smart Modular Technologies, Quatech and Silicom, among others, in the serial PC Card market, although we believe that we are the world's leading manufacturer of serial card products.

     The market for our Ethernet Cards is highly competitive. Market leaders for Ethernet Cards include 3Com and Xircom, both of which have introduced CompactFlash Ethernet cards for Windows CE handheld computers. Competition is also expected from others, including manufacturers of lower priced cards in Asia.

     Development of products incorporating Bluetooth cordless communications technology may become highly competitive, with a choice of Bluetooth chips and software and expected widespread adoption of this technology.


Personnel

     As of December 20, 1999, we employed 29 people on a full-time basis. Of these, 12 were responsible for sales, marketing and customer technical support, six were in research and development, four were in finance and administration and seven were involved in operations. Our employees are not represented by a union, and we consider our employee relationships to be good. Our future success will depend in significant part upon the continued service of certain key technical and senior management personnel, and our continuing ability to attract, assimilate and retain highly qualified technical, managerial and sales and marketing personnel.


Real Property

     We lease a 23,000 square foot facility in Newark, California. The lease expires in October 2001. The current monthly rent is approximately $16,325. We believe that our current facilities are sufficient to meet our needs for the foreseeable future.


Legal Proceedings

     We are not currently a party to any material legal proceedings.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                               OPERATIONS


Overview

     We are a leading supplier of connectivity products to the emerging Windows CE handheld computing market. We believe that we are the world's leading supplier of serial plug-in cards for Windows notebooks and for Windows CE computers with PC card slots. During 1998, we expanded our PC Card connection family of products to add a family of CompactFlash ("CF+") serial, low power Ethernet and tethered bar code scanning connection products to support the smallest Windows CE computer, the Palm-size PC. We expanded this family in the second half of 1999 with the development of an integrated CF+ bar code scanner card and digital phone cards for the North American CDMA and worldwide GSM telephone markets. Our family of low-power serial and Ethernet plug-in card connection products, our family of low-power plug-in cards for bar code scanning products, and, commencing with the fourth quarter of 1999, our family of digital telephone connection cards, are our principal sources of revenues.

     Four classes of Windows CE computers are now available from a number of computer manufacturers: the H/PC professional (mini-notebook); the H/PC (clam shell design with keyboard); the Palm-size PC (pocket-sized computer) and the tablet PC (ruggedized touch screen in mini-notebook size). These computers are desktop companions designed to synchronize with a Windows desktop computer. They also operate on double-A or triple-A size rechargeable batteries, and so low power consumption is an important feature for products that plug into and are powered by the computer. The H/PC professional and the H/PC have a PC Card slot for input/output. The Palm-size PC, some H/PC professionals and the tablet PCs have a CF+ slot for input/output. The H/PC professionals were released in the second half of 1998, the color Palm-size PCs were released in the first quarter of 1999 and the tablet PCs were released beginning in the third quarter of 1999.
All of our low power Battery Friendly(TM) products are designed to work with these Windows CE computers and also with Windows notebook computers.

     We distribute our products primarily through worldwide distribution channels. In the United States, our products are distributed by Ingram Micro, Merisel and Tech Data who resell to computer retail stores, electronic products catalog companies and value added resellers. We also sell our products internationally through 35 distributors in 27 countries in Europe, Asia and the Pacific Rim. In addition, we sell direct to selected large customers, particularly for custom products sold to other equipment manufacturers.

     Our core technologies are in transferring data into and out of Windows CE and Windows mobile computing devices through the PC Card or CF+ slot, achieving high data transfer speeds and low power consumption. Our serial connection products are designed to connect one or more peripheral devices, such as a bar code wand, scanning gun, bar code printer or mobile digital phone, to a mobile computer, or to connect two devices together. Our Ethernet connection products are designed to connect a mobile computer to an Ethernet network. Our connection product strategy has been to create a broad family of low-power connection products in PC card and in CF+ form factor, with standard (removable cable) or ruggedized (fixed cable) designs that work with Windows CE and Windows notebook computers.

     We have identified two specific product areas where we have aligned ourselves with industry leaders to create products for Windows CE and Windows mobile computers: the mobile digital telephone and data collection markets.

     In the mobile digital telephone market, we have developed CF+ telephone connection cards to connect GSM and CDMA data-enabled mobile digital telephones directly to a Windows CE or Windows mobile computer. We support selected mobile digital phones from Qualcomm, Nokia, and Ericsson and plan to expand telephone coverage to other phone manufacturers. CDMA is the digital telephone technology most widely deployed in North America. These phones and our telephone connection cards began selling in Canada through Bell Mobility during the third quarter of 1999 and were placed in our United States distribution channels in October 1999. Several United States phone carriers have launched or announced intentions to launch nationwide digital services. We have also licensed software from MTDS Oy, a data communications software company based in Finland, to allow telephone connection cards to work with cellular telephones on the GSM networks which are prevalent in Europe and parts of Asia and to a lesser extent in the United States Our GSM telephone connection cards began shipping in the fourth quarter of 1999.

     In the data collection market, we have aligned with Welch Allyn to create bar code scanning wand plug-in cards and have aligned with Symbol Technologies to attach two of Symbol's laser scanning guns through plug-in cards, which began shipping at the end of 1998, and to develop an integrated CF+ laser bar code scanning card which began shipping in October 1999. The card when inserted into a Palm-size or tablet PC, converts the handheld PC into an integrated bar code laser scanner. These products sell with bar code scanning software that we created. We have also aligned with Zebra Technologies to connect their bar code label printers to Windows CE computers which are expected to begin shipping in the first half of 2000.

     We believe that we have developed strong working relationships with Microsoft and with Windows CE handheld computer manufacturers for integrating connection solutions into Windows CE devices, with our strategic development partners, and with software application developers in providing technical assistance in the porting of their applications to the Windows CE operating system.

     We expect to continue to expand our strategic partnering relationships and develop mobile computing connection products during the first half of 2000 that combine removable memory and input/output functions across some of our product lines. The Company has in development combination cards that combine input/output functions with removable memory functions utilizing MultiMediaCard memory from SanDisk Corporation. Combination memory/input-output products are expected to be commercially available beginning in the second half of 2000.

     Although we believe that our focus on the Windows CE operating system for handheld computers and our new products and strategic relationships position us for near-term revenue growth, we have incurred significant quarterly and annual operating losses in every fiscal period since our inception, and we may continue to incur quarterly operating losses at least through the first quarter of 2000 and possibly longer.


Results of Operations for the Three and Nine Months Ended
September 30, 1999

Revenue

     Revenue for the three and nine months ended September 30, 1999 of $1,504,213 and $4,767,118 increased 10% and 18%, respectively, over the corresponding periods a year ago. We experienced volume growth across all of our product families, including our low-power Ethernet card sales, recurring sales of custom OEM serial cards, and sales of our bar code scanner connection products. 1998 revenue included a single custom bar code scanning card sale in the second and third quarters which accounted for approximately $250,000 of 1998 third quarter revenue and $350,000 of 1998 nine-months revenue.

Gross Profit

     Our gross profit for all periods presented are similar, reflecting small variations in product mix between the periods. Gross profit for the third quarter of 1999 was 59% of revenue compared to 61% for the same quarter a year ago. Our gross profit for the nine months ended September 30, 1999 was 59% of revenue compared to 60% for the same period a year ago.

Research and Development

     Research and development expenses for the three and nine months ended September 30, 1999 were $315,352 and $877,740, respectively, a 27% and 16% increase for the three and nine months, respectively, compared to the corresponding periods a year ago. The increases primarily reflected increased personnel costs and other costs associated with increased research and development activities. We expect to moderately increase our research and development expenses in the fourth quarter of 1999.

Sales and Marketing

     Sales and marketing expenses for the three and nine months ended September 30, 1999 were $568,376 and $1,674,825, respectively, a 14% and 15% increase, respectively, over the corresponding periods a year ago. The increases reflected higher personnel costs from increased staffing beginning in the fourth quarter of 1998, and higher levels of advertising and product promotion. We expect to moderately increase our sales and marketing expenses in the fourth quarter of 1999.

General and Administrative

     General and administrative expenses for the three and nine months ended September 30, 1999 were $286,320 and $957,433, respectively, a 14% increase for the quarter and nine months over the corresponding periods a year ago. Increases for the quarter were primarily due to higher personnel costs. Increases for the nine months were due to higher personnel costs, to charges in the first quarter of 1999 relating to compensatory stock option grants and warrants, and higher occupancy costs, partially offset by lower costs of outside professional services. We expect to incur moderate increases in our general and administrative expenses in the fourth quarter of 1999.

Interest and Other Income / Expense

     Interest income primarily reflects interest on cash balances and is negligible. Interest expense for the three and nine months ended September 30, 1999 was $12,650 and $30,201, respectively, compared to $18,631 and $95,205 for the same periods in 1998, representing interest on equipment lease financing obligations and bank credit line balances outstanding. In addition, interest expense in 1998 included interest on convertible subordinated notes that converted into Series C preferred stock in March and May 1998.

Preferred Stock Dividend; Accretion of Preferred Stock

     Convertible preferred stock dividends reflect dividends earned at 8% per annum on Series B and Series C convertible preferred stock issued during the first and second quarters of 1998 and on Series D convertible preferred stock issued during the fourth quarter of 1998, partially offset by lower dividends resulting from the conversion of preferred stock into common stock by some of the holders. Accretion of preferred stock in 1998 reflected a purchase price discount of 20% from market for $1.0 million of Series B convertible preferred stock issued during the first quarter. The accounting effect of accretion is to increase by 20% the amount of the Series B convertible preferred stock and to charge accumulated deficit by the same amount as if the Series B convertible preferred stock had been issued at market price.

Income Taxes

     There was no provision for federal or state income taxes as we incurred net operating losses in all periods presented.

Liquidity and Capital Resources

     During the nine months ended September 30, 1999 and 1998, we used $227,251 and $1,232,742, respectively, in cash for operating activities. Net cash used for operations in 1999 resulted primarily from the net loss and increases in inventories, partially offset by a charge for compensatory stock option grants and warrants and increases in accounts payable and accrued payroll and related expenses. Net cash used for operations in 1998 resulted primarily from the net loss, increases in inventory and decreases in accounts payable and accrued payroll and related expenses.

     Cash used for investing activities was $206,742 for the nine months ended September 30, 1999 and $37,622 for the corresponding period in 1998. 1999 amounts reflected tooling costs for new products, costs of purchased software and new computer equipment.

     Cash provided by financing activities during the nine months ended September 30, 1999 of $741,158 reflected the issuance of $1,010,949 in common stock from a private placement financing completed in September 1999, less issuance costs of $147,550, less reduced borrowings under our bank lines of credit, and less payments on capital leases and equipment financing notes. Cash provided by financing activities during the nine months ended September 30, 1998 of $1,423,313 reflected the issuance of $1,500,000 in Series B convertible preferred stock less issuance costs of $30,646 and less payments on capital leases and equipment financing notes.

     On December 9, 1999, we sold 1,000,000 common shares at $4.66 per share (for an aggregate purchase price of $4,660,000). After costs and expenses of the offering, the financing increased our cash and net equity by approximately $4,500,000.

     We believe that our cash balances, including the proceeds from the financing completed on December 9, 1999, are adequate to fund our operations during 2000. In addition, we have outstanding public warrants that expire on June 5, 2000 which, if fully exercised, would raise an additional $4,600,000 in cash and equity capital. However, there are no assurances that these warrants will ever be exercised. Should the warrants expire without exercise, we may elect to raise additional funding in 2000 to fund our operations and to strengthen our working capital balances, which we intend to accomplish through the issuance of additional equity securities, through increased borrowings on our bank lines as the levels of receivables permit, and through development funding from development partners.


Results of Operations for the Fiscal Year Ended December 31, 1998

Revenue

     In 1998, revenue was $5,477,804, an increase of 15% from 1997 revenue of $4,779,200. 1997 revenue increased 5% compared to 1996 revenue of $4,570,438. Revenue growth in 1998 was primarily due to increases in the sale of three new products introduced at the end of 1997, a low power Ethernet PC Card, a dual serial PC Card and a Data Collection PC Card for attaching bar code scanners. Revenues also increased moderately due to recurring OEM sales of serial card products to one customer that commenced in the fourth quarter of 1998 and the introduction of CompactFlash (CF+) Ethernet, serial and data collection connection products in the second half of 1998. 1998 revenues included $250,000 in contract engineering revenues, compared to $100,000 in contract engineering revenues in 1997. Revenue growth in 1998 was partially offset by reductions in the sale of standard Ethernet connection products. Revenue growth in 1997 resulted from new serial card products released at the end of 1996 as the Company expanded its serial card line to add a ruggedized serial PC card and a dual port serial PC card and, in the fourth quarter of 1997, a bar code scanner PC card for Windows CE handheld computers. Ethernet PC Card sales grew due to significant sales to an international customer for standard Ethernet PC Cards, and from new products consisting of an Ethernet/serial multifunction card released at the end of 1996 and a low-power Ethernet card for Windows CE 2.0 computers released in the fourth quarter of 1997. Revenue growth in 1997 was partially offset by lower sales of the Company's PageCard wireless messaging system, which was terminated at the end of 1997, and the termination of sales of its GPS PC card which was sold through the first half of 1996.

     The Company markets its products primarily through distributors and other equipment manufacturers "OEMs". Recognition of revenue on shipments to distributors and the related cost of sales are deferred until such distributors resell the products to their customers. Recognition of revenue on shipments to customers other than distributors occurs generally at the time of shipment. Export sales constituted 34%, 49% and 40% of revenue in 1998, 1997, and 1996, respectively. The decline in export sales in 1998 reflected lower sales of standard Ethernet PC cards to one international customer in 1998 and concentration of growth in U.S. markets in 1998 for Windows CE connection products.

Gross Profit

     Gross profit for 1998 was $3,239,146, or 59% of revenue compared to $1,991,092, or 42% of revenue in 1997 and $2,074,410, or 45% of revenue in
1996. Product gross profit in 1997 was impacted by a write-off of primarily PageCard inventory of $588,572. Gross profit before the inventory write-off in 1997 was 54%. Gross profit in 1998 compared to 1997 (before 1997 inventory write-off) increased moderately due to a favorable product mix from higher margin new products and contract engineering revenues and a reduction in sales of older lower margin products. Gross profit on 1997 (before inventory write-off) increased over 1996 due to favorable product mix from a higher percentage of higher margin serial card sales, higher product gross profit margins on new products, and lower product manufacturing costs.

Research and Development

     Research and development expense in 1998 was $999,362, a decrease of 5% from 1997 expense of $1,050,411. The decrease reflected moderate reductions in costs of personnel, equipment and contract engineering services. 1997 research and development expense was essentially flat with 1996 expense of $1,067,399, reflecting similar levels of staffing and research and development activities in both years. To date, the Company has not capitalized any software development costs. The Company expects to increase its research and development expense in 1999.

Sales and Marketing

     Sales and marketing expense in 1998 was $2,009,003, a decrease of 26% over 1997 expense of $2,719,050. The decrease reflected lower 1998 staffing levels due to the discontinuation in 1997 of the PageCard selling and marketing programs including the costs of staff reductions in 1997, partially offset by increases in sales personnel and marketing activities for other products in 1998. Marketing expense in 1997 also included the
cost of a new products marketing study.   1997 sales and marketing expense
increased 2% over 1996 sales and marketing expense of $2,666,933. The moderate increase in 1997 reflected higher sales and marketing staffing levels in the first half of 1997 and higher costs associated with a marketing study for new products, offset in the second half of the year with staffing reductions net of personnel severance costs relating to discontinued selling activities for the Company's PageCard. The Company expects to increase its sales and marketing expense in 1999.

General and Administrative

     General and administrative expense in 1998 was $1,192,452, a decrease of 26% from 1997 expense of $1,613,492. The decrease primarily reflected professional fees associated with financing and contemplated (subsequently discontinued) merger activities during 1997 and one-time severance costs for the Company's former CEO whose services terminated in April 1997. 1997 expense decreased 2% compared to 1996 expense of $1,647,335, reflected lower staffing levels in 1997 and lower occupancy costs from a move of the Company in the fourth quarter of 1996, offset by approximately $450,000 of expense increase associated with discontinued merger and financing activities charged to operations during 1997. The Company expects to increase its general and administrative expense in 1999.

Interest Income, Interest Expense, Net

     Interest income reflects interest earned on cash balances.   Interest
expense reflects interest on convertible preferred notes issued on various dates in 1997 and converting into Series C convertible preferred stock or common stock in March and May 1998 (see Note 5 to Notes to Financial Statements), interest expense relating to bank lines (see Note 7 to Notes to Financial Statements) and equipment lease financing obligations (see
Note 8 to Notes to Financial Statements).

Income Taxes

     There was no provision for federal or state income taxes for the years ended December 31, 1998, 1997 and 1996, as the Company incurred net operating losses. As of December 31, 1998, the Company has federal and state net operating loss carryforwards of approximately $13,000,000 and $5,800,000, respectively. The Company also has federal and state tax credit carryforwards of approximately $180,000 and $150,000, respectively. The net operating losses and credit carryforwards will expire at various dates beginning in 1999 through 2018, if not utilized. The utilization of approximately $5,200,000 of the federal net operating loss included in the above amounts will be subject to a cumulative annual limitation of approximately $600,000 per year pursuant to the stock ownership change provision of the Tax Reform Act of 1986. Future changes in ownership, including stock offerings, may result in additional limitations. For financial reporting purposes, a valuation allowance of $6,702,000 has been recorded to offset deferred tax assets recognized under Financial Accounting Standards No. 109, "Accounting for Income Taxes," primarily related to net operating losses and capitalized research and development costs. See Note 14 of Notes to Financial Statements.

Preferred Stock Dividend; Accretion of Preferred Stock

     Preferred stock dividend in 1998 reflect dividends earned at 8% per annum on Series B convertible preferred stock, on Series C convertible preferred stock issued during the first and second quarters of 1998, and on Series D convertible preferred stock issued during the fourth quarter of 1998 (see Notes 4, 5 and 6 to Notes to Financial Statements). Preferred stock dividends in 1997 reflect dividends earned at 6% per annum on Series A preferred stock issued in November 1996 and converted at the option of the holder into common stock at various dates through November 1997 (see
Note 3 to Notes to Financial Statements). Accretion of preferred stock in 1998 reflected a purchase price discount of 20% from market for $1.0 million of Series B preferred stock issued during the first quarter of 1998. Accretion of preferred stock in 1996 reflected a purchase discount of 35% from market for $1.55 million of Series A convertible preferred stock issued in November 1996.


Year 2000 Compliance

     The Year 2000 issue is the result of many currently installed computer programs being written using two digits rather than four to define the applicable year. As a result, these computer programs are unable to distinguish between 21st century dates and 20th century dates, and could cause computer system failures or miscalculations that result in significant business disruptions. We have evaluated our products and, with the assistance of third party specialists, our internal systems. We have communicated with our key suppliers and distributors relating to the existence of Year 2000 issues that could adversely affect the supplier's ability to deliver product to us or the distributor's ability to deliver product to the customer. This project did not impact other information technology projects. Our products do not use or rely on computer date information and are therefore not affected by the Year 2000 date change.
We have made the necessary upgrades to our internal systems to make our systems Year 2000 compliant at an approximate cost of $15,000, paid from operating funds. We believe that all of our internal systems are Year 2000 compliant. We have also communicated with our major suppliers and distributors, and are not aware of any compliance issues. We have not assessed our non-information technology systems to determine whether there are any Year 2000 issues. We believe that the most reasonably likely worst case Year 2000 scenarios would relate to problems with the systems of third parties rather than with our internal systems or products. It is clear we have the least ability to assess and remedy the Year 2000 problems of third parties and we believe the risks are greatest with infrastructure (e.g. electricity supply, water and sewer service), telecommunications, transportation supply chains and critical suppliers of materials. We are of the belief that disruption of services, if any, are likely to be of limited duration (less than 30 days), and that inventory balances of our products in our distribution channels should be sufficient to cover any limited duration interruptions. In addition, should such disruptions affect a supplier or a distributor for a longer time period, we believe that we have or can develop alternative sources of supply and alternative distribution channels, ship our products directly from our suppliers or directly to our customers, or employ other contingency steps to minimize any disruption affecting our business, results of operations, or financial condition.

             INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements within the meaning of the securities laws. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "Management's Discussion and Analysis" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus.
We do not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

     We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following:

     - our ability to achieve profitability,

     - the impact on our stock price of shares eligible for future issuance, including shares that may be sold under this prospectus,

     - developments in the market for our products, including the market for mobile computers that use the Windows CE operating system, and

     - developments in our relationships with our strategic partners.

     These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

                        OUR BOARD OF DIRECTORS


The members of our board of directors are as follows:


                                                                     Director
         Director         Age        Position with the Company         Since
------------------------  ---  ------------------------------------- --------

Charlie Bass............   57  Chairman of the Board and Chief           1992
                               Executive Officer

Micheal L. Gifford......   41  Executive Vice President and Director     1992

Jack C. Carsten.........   58  Director                                  1993

Edward M. Esber, Jr. ...   47  Director                                  1998

Gianluca Rattazzi.......   47  Director                                  1998

Lars Lindgren...........   43  Director                                  1998


     Our directors stand for election at each of our annual meetings. There are no family relationships among any of our directors or executive officers.

     Charlie Bass co-founded Socket Communications in March 1992, and has been our Chairman of the Board of Directors from such time to the present. Dr. Bass also served as our interim Chief Executive Officer during January and February 1996 and from April 1997 until February 1998, at which time Mr. Bass assumed the position of Chief Executive Officer. Dr. Bass has been the General Partner of Bass Associates, a venture capital firm, since September 1989. Dr. Bass currently serves as a director of Digital Island, Inc. and several private companies. Dr. Bass holds a Ph.D. in electrical engineering from the University of Hawaii.

     Micheal L. Gifford has been a director of Socket Communications since its inception in March 1992 and has served as our Executive Vice President since October 1994. Mr. Gifford served as our President from its inception in March 1992 to September 1994, and as our Chief Executive Officer from March 1992 to June 1994. From December 1986 to December 1991, Mr. Gifford served as a director and as Director of Sales and Marketing for Tidewater Associates, a computer consulting and computer product development company. Prior to working for Tidewater Associates, Mr. Gifford co-founded and was President of Gifford Computer Systems, a computer network integration company. Mr. Gifford received a B.S. in Mechanical Engineering from the University of California at Berkeley.

     Jack C. Carsten has been a director of Socket Communications since
May 1993. He also served us in a consulting capacity as an interim Chief Executive Officer of the Company from July 1994 to September 1994. Mr. Carsten owns and operates Technology Investments, a venture capital firm and is managing director of Horizon Ventures, a venture capital fund since 1999. Prior to founding Technology Investments, Mr. Carsten was a general partner of U.S. Venture Partners, a venture capital firm. Prior to U.S. Venture Partners, he held senior management positions at Intel Corporation, most recently serving as Senior Vice President and General Manager of the Component Group, Microcomputer Group and ASIC Components Group. He received an A.B. in Physics from Duke University.

     Edward M. Esber, Jr. has been a director of Socket Communications since June 1998. Since October 1995, Mr. Esber has served as Chairman of SoloPoint, Inc., a communications management products company. From October 1995 to March 1998, Mr. Esber also served as Chief Executive Officer of SoloPoint, Inc. From May 1994 to June 1995, Mr. Esber was Chairman, Chief Executive Officer and President of Creative Insights, Inc., a computer toys company. From May 1993 to June 1994, Mr. Esber was President and Chief Operating Officer of Creative Labs, Inc., the US subsidiary of Creative Technology Ltd. Mr. Esber has served as a director of Quantum Corp. since 1988 and as a director of SoloPoint, Inc. since October 1995. Mr. Esber holds a bachelor's degree in computer engineering from Case Western Reserve University, a master's degree in electrical engineering from Syracuse University and a M.B.A. in general management from Harvard Business School.

     Gianluca Rattazzi has been a director of Socket Communications since June 1998. Dr. Rattazzi co-founded Meridian Data, Inc., a provider of CD ROM networking software and systems, in July 1988. He has served as President and a director of Meridian Data since inception and was appointed Chief Executive Officer of Meridian Data serving from October 1992 until its recent sale to Quantum Corporation. From 1985 to 1988, Dr. Rattazzi held various executive level positions at Virtual Microsystems, Inc., a computer peripheral networking company, most recently as President. Dr. Rattazzi holds an M.S. degree in Electrical Engineering and Computer Science from the University of California, Berkeley, and a Ph.D. in Physics from the University of Rome, Italy.

     Lars Lindgren has been a director of Socket Communications since June 1998. Mr. Lindgren currently serves as the Managing Director of ForetagsByggarna BV, a private venture capital firm which Mr. Lindgren founded in 1991. Mr. Lindgren has been actively involved in the venture capital industry in Sweden and to a lesser extent throughout Europe since 1984, and has founded a number of companies including the Swedish Venture Capital Association, Campanius Venture, a venture capital fund-of-funds of which Mr. Lindgren continues to serve as the managing partner, ForetagsByggarna, MiniDoc, a publicly traded company in Sweden that develops information technology systems for the pharmaceutical industry, and Nykoping Strand, a real estate company. Mr. Lindgren has served on the board of directors for numerous companies and is presently on the boards of Campanius Venture, ForetagsByggarna, JKL, a Swedish public relations firm, MiniDoc, Proventure, a venture capital fund-of-funds with mainly Finnish institutional investors, and Time Care, a private company developing software systems for flexible time management. Mr. Lindgren received an M.B.A. from the Stockholm School of Economics in 1984 and has also studied at the Sloan School of Management at M.I.T.

                            OUR MANAGEMENT


     Our current executive officers are as follows:

     Name of Officer      Age         Position with the Company
------------------------  ---  ---------------------------------------------

 Charlie Bass...........  57   Chairman of the Board of Directors and
                               Chief Executive Officer

 Micheal L. Gifford.....  41   Executive Vice President and Director

 David W. Dunlap........  57   Vice President of Finance and Administration,
                               Chief Financial Officer and Secretary

 Kevin J. Mills.........  38   Chief Operating Officer

 Leonard L. Ott.........  40   Vice President of Engineering


     Charlie Bass co-founded Socket Communications in March 1992, and has been the Chairman of the Board of Directors from such time to the present. Dr. Bass also served as our interim Chief Executive Officer during January and February 1996 and from April 1997 until February 1998, at which time Mr. Bass assumed the position of Chief Executive Officer. Dr. Bass has been the General Partner of Bass Associates, a venture capital firm, since September 1989. Dr. Bass currently serves as a director of Meridian Data, Inc., SoloPoint, Inc. and several private companies. Dr. Bass holds a Ph.D. in electrical engineering from the University of Hawaii.

     Micheal L. Gifford has been a director of Socket Communications since its inception in March 1992 and has served as our Executive Vice President since October 1994. Mr. Gifford served as our President from its inception in March 1992 to September 1994, and as our Chief Executive Officer from March 1992 to June 1994. From December 1986 to December 1991, Mr. Gifford served as a director and as Director of Sales and Marketing for Tidewater Associates, a computer consulting and computer product development company. Prior to working for Tidewater Associates, Mr. Gifford co-founded and was President of Gifford Computer Systems, a computer network integration company. Mr. Gifford received a B.S. in Mechanical Engineering from the University of California at Berkeley.

     David W. Dunlap has served as our Vice President of Finance and Administration, Secretary and Chief Financial Officer since February 1995. Prior to joining Socket Communications, Mr. Dunlap served as Vice President of Finance and Administration at Appian Technology Inc., a semiconductor company, from September 1993 to February 1995. Appian filed a voluntary petition for bankruptcy under Chapter 11 of the United States Bankruptcy Code in August 1994 in connection with the sale of substantially all of its assets to Cirrus Logic, Inc. Mr. Dunlap served as Vice President of Finance and Administration and Chief Financial Officer at Mountain Network Solutions, Inc., a computer peripherals manufacturing company, from March 1992 to September 1993. He is a certified public accountant, and received an M.B.A. and a B.A. in Business Administration from the University of California at Berkeley.

     Kevin J. Mills has served as our Chief Operating Officer since September 1998. Mr. Mills joined Socket Communications in September 1993 as Vice President of Operations. Prior to such time, Mr. Mills worked from September 1987 to August 1993 at Logitech, Inc., a computer peripherals company, serving most recently as its Director of Operations. He received a B.E. in Electronic Engineering from the University of Limerick, Ireland.

     Leonard L. Ott was appointed as our Vice President of Engineering in December 1998. Mr. Ott joined Socket Communications in March 1994 and has served in several engineering positions including Director of Software Development and Director of Engineering. Mr. Ott also worked as an engineering consultant for us from November 1993 to March 1994. Prior to joining Socket Communications, Mr. Ott, from March 1988 to November 1993, worked at Vision Network Systems, a networking systems company, serving most recently as its Vice President Research and Development. He received a B.S. in Computer Science from the University of California at Berkeley.


            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On November 23, 1998, we sold 17,429 shares of our Series D preferred stock at a price per share of $5.7375, for an aggregate purchase price of $100,000, to the Bass Trust in a private offering. Charlie Bass, our Chief Executive Officer and Chairman of the Board, is the trustee of the Bass Trust. At the same time, we also issued to the Bass Trust three-year warrants to acquire 58,097 shares of common stock at $0.57375 per share.

     Explorer Fund Management, and its principal, Robert Holz, has served in a finder's role in connection with our Series B preferred stock financing of $1.5 million during the first quarter of 1998 and our common stock financings of $1.0 million and $4.6 million in September and December 1999, respectively. In connection with these financings, Explorer Fund Management received placement and finders fees in the form of cash and warrants to acquire common stock at the financing price as follows:

     Series B:          Five year warrants to acquire 187,500 shares at
                        $0.40 per share

     Series B-1:        Five year warrants to acquire 132,750 shares at
                        $0.565 per share

     Series B-2:        Five year warrants to acquire 130,725 shares at
                        $0.57375 per share

     Common 9/99:       Three year warrants to acquire 100,000 shares at
                        $1.08 per share

     Common 12/99:      Three year warrants to acquire 150,000 shares at $4.66
                        per share and a cash payment of $139,800 representing
                        3% of the offering proceeds.

Mr. Holz holds rights to attend and observe Socket's Board of Directors meetings. See also Note 2 under Principal Stockholders.


                         PRINCIPAL STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of our common stock as of December 20, 1999, by the following individuals or groups:

     - each person known by us to own beneficially more than 5.0% of the outstanding shares of common stock;

     - each director of Socket Communications;

     - each of the named executive officers, and

     - all directors and executive officers as a group.

     Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Socket Communications, Inc., 37400 Central Court, Newark, California 94560. Except as otherwise noted, to the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to this table. The table includes information with respect to the beneficial ownership of our common stock and on an as-converted basis for the shares of Series B, C and D preferred stock held by them.

     Percentage ownership in the following table is based on 14,991,583 shares of common stock outstanding as of December 20, 1999. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of December 20, 1999 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.





                                       Number of Shares   Percentage of Shares
Name and Address of Beneficial Owner  Beneficially Owned  Beneficially Owned(%)
------------------------------------  ------------------  ---------------------
BarPoint.com........................      1,735,472(1)            11.2
Explorer Funds......................      1,433,676(2)             8.8
J. P. Wood..........................      1,021,030(3)             6.7
Pictet Bank & Trust Limited.........        798,606(4)             5.3
Charlie Bass........................      1,380,883(5)             8.7
Lars Lindgren.......................        538,567(6)             3.5
Micheal L. Gifford..................        281,319(7)             1.9
Jack C. Carsten.....................        186,864(8)             1.2
David W. Dunlap.....................        171,939(9)             1.1
Kevin W. Mills......................        156,456(10)            1.0
Leonard L. Ott......................         45,206(11)             *
Edward M. Esber, Jr. ...............         11,250(12)             *
Gianluca Rattazzi...................         11,250(13)             *
All directors and officers as a
     group (9 persons)..............      2,783,734(14)           16.3
-------------------------
*    Less than 1%

(1) Represents 1,239,743 shares of common stock plus 495,729 shares of common stock issuable upon exercise of a warrant. The address of BarPoint.com is 12864 Biscayne Blvd. #262, North Miami, FL 33181.
(2) Consists of 871,500 shares of common stock issuable upon the conversion of 8,715 shares of Series B-2 convertible preferred stock owned by Explorer Partners II, L.L.C., 86,201 shares of common stock representing the payment of dividends to Explorer Partners II through September 30, 1999, and 485,975 shares owned by Explorer Fund Management, L.L.C. subject to warrants exercisable within 60 days of December 15, 1999. Explorer Partners II hold 100% of the shares of Series B-2 convertible preferred stock outstanding. Explorer Fund Management, as investment advisor to Explorer Partners II, has shared voting and investment power of the shares directly owned by Explorer Partners II with Tom Papoutsis, the Managing Director of Explorer Partners II. Robert Holz, as Managing Director of Explorer Fund Management, exercises voting and investment control with respect to the shares held by Explorer Fund Management. Messrs. Papoutsis and Holz disclaim beneficial ownership of the shares held by the Explorer Funds except to the extent of their respective pecuniary interests therein. The address of Explorer Funds is 444 North Michigan Avenue, Suite 2190, Chicago, IL 606ll.
(3) Represents 785,408 shares of common stock plus 235,622 shares of common stock issuable upon exercise of a warrant. The address of J. P. Wood is Bird House, Lyford Cay, Nassau, Bahamas N7776.
(4) Represents 694,440 shares of common stock plus 104,166 shares of common stock issuable upon exercise of a warrant. The address of Pictet Bank & Trust Limited is Charlotte House, Charlotte Street, P.O. Box N4837, Nassau, Bahamas.

(5) Consists of 366,747 shares owned by Bass Associates (including 64,735 shares of common stock subject to options exercisable within 60 days of December 15, 1999) and 1,014,136 shares owned by Bass Trust (including 106,764 shares of common stock, 363,644 shares of common stock issuable upon conversion of Series C convertible preferred stock within 60 days of December 15, 1999, 346,667 shares of common stock subject to options exercisable within 60 days of December 15, 1999, 174,290 shares of common stock issuable upon conversion of Series D convertible preferred stock within 60 days of December 15, 1999, and 22,771 shares of common stock subject to warrants exercisable within 60 days of December 15,
     1999). Dr. Bass is the General Partner of Bass Associates and may be deemed to share voting and investment power with respect to these shares. However, Dr. Bass disclaims beneficial ownership of shares owned by Bass Associates except to the extent of his pecuniary interest therein.
(6) Includes 527,317 shares of common stock issuable upon conversion of Series C convertible preferred stock within 60 days of December 15, 1999 and 11,250 shares of common stock subject to options exercisable within 60 days of December 15, 1999. ForetagsByggarna BV, an investment management company, holds the Series C convertible preferred stock outstanding. Mr. Lindgren is the beneficial owner of these shares and exercises ownership and investment control.
(7) Includes 126,963 shares of common stock and 154,356 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(8) Includes 139,847 shares of common stock and 47,017 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(9) Includes 23,087 shares of common stock and 148,852 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(10) Includes 5,564 shares of common stock and 150,892 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(11) Includes 246 shares of common stock and 44,960 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(12) Represents 11,250 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(13) Represents 11,250 shares of common stock subject to options exercisable within 60 days of December 15, 1999.
(14) See notes (5) through (13) above

                           EXECUTIVE COMPENSATION

Summary Compensation Table

     The following table sets forth the compensation we paid during the fiscal years ended December 31, 1998, 1997 and 1996 to our Chief Executive Officer and any of our other executive officers whose total 1998 salary and bonus exceeded $100,000.



                                                                       Long-term
                                                                      Compensation
                                                                         Awards
                                               Annual Compensation     Securities       Other            All
                                             -----------------------   Underlying      Annual           Other
 Name and Principal Position          Year   Salary ($)  Bonus ($)(1)  Options(#)  Compensation($) Compensation($)
------------------------------------  ----   ----------  -----------  ------------ --------------- --------------


 Charlie Bass (2)...................  1998        --          --       530,767(3)       7,500(2)          --
    Chief Executive Officer           1997        --          --        30,000            --              --
    and Director                      1996        --          --        55,767(4)         --              --

 Micheal L. Gifford.................  1998     125,000      17,536     172,411(3)         --              --
    Executive Vice President          1997     120,000      21,829      32,500            --              --
    and Director                      1996     120,000      22,211      35,745(4)         --              --

 David W. Dunlap(5).................  1998     125,000      17,114     152,580(3)         --              --
    Vice President of Finance and     1997     120,000      20,696      32,500            --              --
    Administration, Chief Financial   1996     120,000      18,775      15,914(4)         --              --
    Officer and Secretary

 Kevin J. Mills.....................  1998     125,000      17,239     152,580(3)         --              --
    Vice President of Operations      1997     115,000      20,930      32,500            --              --
                                      1996      99,999      22,291      15,914(4)         --              --

 Leonard L. Ott.....................  1998     101,250       7,133      60,703(3)         --              --
    Vice President of Engineering

--------------------
(1) Represents cash bonuses earned for work performed during 1998.
    Bonuses earned during the first three fiscal quarters of 1998 were paid in 1998 whereas bonuses earned during the fourth quarter of 1998 were paid in the first quarter of 1999.
(2) Dr. Bass served as Acting Chief Executive Officer from April 24, 1997 through January 1998, at which time Dr. Bass assumed the role of Chief Executive Officer. In consideration for such services, we granted Dr. Bass an option in 1998 to purchase 500,000 shares of our common stock at an exercise price of $0.6875 and vesting over a four year period commencing April 24, 1997. Dr. Bass serves without cash compensation. Other annual compensation consists of fees for attendance at board meetings for which each director (except Mr. Gifford) was paid $1,500 per meeting attended during 1998.
(3) Includes options granted pursuant to the Board of Director's decision on January 14, 1998 to reprice certain outstanding options by exchanging outstanding options for new options priced to reflect the market price of our common stock on the date of the exchange. See "Report on Repricing of Options" below.
(4) Includes options granted pursuant to the Compensation Committee's decision on December 18, 1996 to reprice certain outstanding options by exchanging outstanding options for new options priced to reflect the market price of our common stock on the date of the exchange.

Report on Repricing of Options

     In January 1998, our board of directors authorized the reduction of the exercise price of options that had exercise prices of $1.55 per share or higher granted under the 1995 Stock Plan to employees, including executive officers and directors, to $0.46 per share, the then current market value. The repricing was accomplished by an exchange of each option held by an optionee at the time of the repricing for an option with a lower exercise price and an extended vesting period. Options provide an incentive for employees to seek the long term success of our company. The decline in the market price of our common stock prior to the repricing diminished the incentive power of options previously granted. Thus, our board of directors recommended the reduction of the exercise price of our employees' outstanding options to the market price at the time of the exchange.


Option Grants in 1998

     The following table sets forth information for the fiscal year ended December 31, 1998 with respect to options granted to the following executive officers. No stock appreciation rights were granted during 1998. All options were granted at an exercise price equal to the fair market value of our common stock as determined by the board of directors on the date of grant.


                                          Individual Grants
                         ----------------------------------------------------
                          Number of     % of Total
                         Securities      Options       Exercise
                         Underlying     Granted to     Price Per
                           Options     Employees in      Share     Expiration
          Name             Granted    Fiscal 1998(1)      ($)         Date
-----------------------  -----------  --------------  -----------  ----------

 Charlie Bass..........     500,000        41.9         0.6875      06/10/08

 Micheal L. Gifford....      70,000         5.9         0.46        01/14/08
                             66,666         5.6         0.6875      06/10/08

 David W. Dunlap.......      70,000         5.9         0.46        01/14/08
                             66,666         5.6         0.6875      06/10/08

 Kevin J. Mills........      70,000         5.9         0.46        01/14/08
                             66,666         5.6         0.6875      06/10/08

 Leonard L. Ott........      30,000         2.5         0.6875      06/10/08
                             24,000         2.0         0.4375      12/09/08
-------------------------
(1) Based on options granted to employees, consultants and directors in 1998 to purchase 1,192,148 shares of our common stock.



Aggregated Option Exercises in Fiscal 1998 and Fiscal Year-End Option
Values

     None of the executive officers listed below exercised any stock options during 1998. The following table provides information on the value of such officers' unexercised options at December 31, 1998.


                          Number of Securities
                         Underlying Unexercised        Value of Unexercised
                               Options At             In-the-Money Options at
                          December 31, 1998(#)        December 31, 1998($)(1)
Name                   Exercisable Unexercisable     Exercisable Unexercisable
---------------------  ----------- -------------     ----------- -------------
Charlie Bass.........    257,027       308,229          3,622        1,279
Micheal L. Gifford...     83,141       121,770          7,423        7,299
David W. Dunlap......     77,637       121,770          4,845        7,299
Kevin J. Mills.......     79,677       121,770          4,845        7,299
Leonard J. Ott.......     23,147        53,167          1,083        3,688
-------------------------
(1) Based upon a final bid price, as of December 31, 1998, of $0.59 per share.

Board of Directors

     We pay each director (except Micheal Gifford who also serves as an officer and employee) a board meeting attendance fee of $1,500 per meeting. The Board held a total of five meetings in 1998 and four meetings in 1999. Each director (except Micheal Gifford and Charlie Bass in 1998) also received a stock option grant of 10,000 shares vesting monthly over 24 months in June 1998 and a stock option grant of 10,000 shares vesting monthly over 24 months in June 1999 for their services as a director. Both grants were priced at the fair market value of our common stock on the date of grant. None of our directors (except Micheal Gifford who receives a salary and employee stock options as an officer and employee and Mr. Bass who received a stock option grant in June 1998 of 500,000 shares vesting monthly over 48 months as compensation for his services as Chief Executive Officer) received no other compensation during 1998 or 1999.


Executive Employment Contracts and Change-in-Control Arrangements

     In October 1997, we entered into separate employment agreements with Micheal Gifford, our Vice President of Business Development, Kevin Mills, our Chief Operating Officer, and David Dunlap, our Chief Financial Officer. Pursuant to these agreements, which expire on December 31, 2000 and are each terminable at will by each party, respectively, if we terminate the executive's employment without cause, we shall pay the executive:

     - six months' base salary regardless of whether he secures other employment during those six months,

     - (ii) health insurance until the earlier of the date of the executive's eligibility for the health insurance benefits provided by another employer or the expiration of six months,

     - (iii) the full bonus amount to which he would have been entitled for the first quarter following termination and one-half of such bonus amount for the second quarter following termination, and

     - (iv) certain other benefits including the ability to purchase at book value certain items of Company property purchased by the Company for the executive's use, which may include a personal computer, a cellular phone, and other similar items.

     In February 1998, we initiated a bonus plan under which we will create a bonus pool in the amount of 10% of any consideration payable by a buyer in a change of control transaction to be allocated to the executive officers and such other employees the board of directors determines in its sole discretion to include in such bonuses. Additionally, under the 1995 and 1999 Stock Option Plans, all optionees' rights to purchase stock shall, upon a change of control of the Company, be immediately vested and be fully exercisable under certain circumstances.

                          PLAN OF DISTRIBUTION

     Up to 100,000 shares of common stock covered by this prospectus may be offered and sold from time to time upon exercise of the 50,000 Underwriters' warrants. Up to 2,551,168 shares of common stock covered by this prospectus may be offered and sold from time to time upon exercise of the redeemable warrants, including redeemable warrants issuable upon exercise of the Underwriters' warrants. The holders of the Underwriters' warrants and redeemable warrants will act independently of us in making decisions with respect to the timing, manner and size of each exercise of warrants.


                              LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of our common stock offered under this prospectus.


                                 EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 1 to the financial statements). We've included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.


                              INDEMNIFICATION

     Delaware corporate law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Article VII of our Certificate of Incorporation and Article VI of our Bylaws provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Delaware Corporate law. In addition, we have entered into Indemnification Agreements with our officers and directors and certain stockholders.

     Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission a registration statement on Form SB-2, of which this prospectus is a part, with respect to the units and shares of common stock offered by this prospectus. This prospectus does not contain all of the information included in the registration statement. Statements contained in this prospectus describing the provisions of any document are not necessarily complete. You should refer to the copies of these documents filed as exhibits to the registration statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement about these documents is qualified in its entirety by reference to the actual document.

     We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding us. The address of the SEC website is http://www.sec.gov. Copies of our reports, proxy statements and other information also may be inspected and copied at the public reference facilities maintained by the SEC at:

Judiciary Plaza          Citicorp Center           Seven World Trade Center
Room 1024                500 West Madison Street   13th Floor
450 Fifth Street, N.W.   Suite 1400                New York, NY 10048
Washington, D.C. 20549   Chicago, Illinois 60661

     Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other public filings may also be inspected at:

            The National Association of Securities Dealers
                        1735 K Street, N.W.
                      Washington, D.C. 20006

     You can also call David W. Dunlap, Chief Financial Officer of Socket Communications, at (510) 744-2735 with any questions about the offering

                      SOCKET COMMUNICATIONS, INC.
                     INDEX TO FINANCIAL STATEMENTS



For the Years Ended December 31, 1997 and 1998
     Report of Ernst & Young LLP, Independent Auditors..................F-1
     Balance Sheets.....................................................F-2
     Statements of Operations...........................................F-3
     Statements of Stockholders' Equity (Deficit).......................F-4
     Statements of Cash Flows...........................................F-5
     Notes to Financial Statements......................................F-6

For the Three and Nine Months Ended September 30, 1998 and 1999 (unaudited)
     Condensed Balance Sheets..........................................F-18
     Condensed Statements of Operations................................F-19
     Condensed Statements of Cash Flows................................F-20
     Notes to Condensed Financial Statements...........................F-21

              REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Socket Communications, Inc.

     We have audited the accompanying balance sheets of Socket Communications, Inc. as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Socket Communications, Inc. at December 31, 1998 and 1997 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming Socket Communications, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring operating losses and stockholders' equity and working capital balances raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                                        ERNST & YOUNG LLP

San Jose, California
February 18, 1999







                                  -F-1-

                           SOCKET COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                                                           December 31,
                                                      --------------------------
                                                          1998          1997
                                                      ------------  ------------
                            ASSETS
Current assets:
  Cash and cash equivalents..........................    $971,157      $276,900
  Accounts receivable, net of allowance for doubtful
    accounts of $42,265 in 1998 and $44,691 in 1997..     874,895       855,925
  Accounts receivable from related party.............        --          43,371
  Inventories........................................     479,578       195,127
  Prepaid expenses...................................      41,764         9,048
                                                      ------------  ------------
    Total current assets.............................   2,367,394     1,380,371
                                                      ------------  ------------
Property and equipment:
  Machinery and office equipment.....................     595,419       600,851
  Computer equipment.................................     480,725       530,239
                                                      ------------  ------------
                                                        1,076,144     1,131,090
  Accumulated depreciation...........................    (850,056)     (807,502)
                                                      ------------  ------------
                                                          226,088       323,588
Other assets.........................................      68,603        66,305
                                                      ------------  ------------
    Total assets.....................................  $2,662,085    $1,770,264
                                                      ============  ============

        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Bank line of credit................................    $520,727      $523,941
  Convertible subordinated notes.....................        --       1,950,000
  Accounts payable...................................   1,140,445     1,581,008
  Accounts payable to related parties................        --          66,966
  Accrued expenses...................................     221,783       314,380
  Accrued payroll and related expenses...............     201,952       277,553
  Deferred revenue...................................     240,118       178,625
  Current portion of capital leases and equipment
     financing notes.................................      41,083        61,804
                                                      ------------  ------------
    Total current liabilities........................   2,366,108     4,954,277
Long-term portion of capital leases and equipment
     financing notes.................................        --          40,931
Commitments and contingencies
Stockholders' equity (deficit):
  Preferred stock, $0.001 par value;
      Authorized shares -- 3,000,000
    Series B Convertible Preferred Stock:
       Designated shares - 37,500; Issued and
       outstanding shares -- 30,065 at December 31,
       1998 and none at December 31, 1997; Aggregate
       liquidation preference -- $1,530,000 at
       December 31, 1998.............................   1,565,976          --
    Series C Convertible Preferred Stock:
       Designated shares - 175,000; Issued and
       outstanding shares -- 163,468 at December 31,
       1998 and none at December 31, 1997; Aggregate
       liquidation preference -- $1,824,320 at
       December 31, 1998.............................   1,714,043          --
    Series D Convertible Preferred Stock:
       Designated shares - 175,000; Issued and
       outstanding shares -- 174,292 at December 31,
       1998 and none at December 31, 1997; Aggregate
       liquidation preference -- $1,010,543 at
       December 31, 1998.............................     769,887          --
  Common stock, $0.001 par value:
    Authorized shares -- 15,000,000
    Issued and outstanding shares -- 7,365,914
       in 1998 and 6,501,275 in 1997.................       7,366         6,501
  Additional paid-in capital.........................  14,217,366    13,208,038
  Accumulated deficit................................ (17,978,661)  (16,439,483)
                                                      ------------  ------------
    Total stockholders' equity (deficit).............     295,977    (3,224,944)
                                                      ------------  ------------
     Total liabilities and stockholders' equity
        (deficit)....................................  $2,662,085    $1,770,264
                                                      ============  ============

                            See accompanying notes.

                                  -F-2-

                           SOCKET COMMUNICATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                 Years Ended December 31,
                                         --------------------------------------
                                             1998         1997         1996
                                         ------------ ------------ ------------
Revenues................................  $5,477,804   $4,779,200   $4,570,438
Cost of revenue.........................   2,238,658    2,788,108    2,496,028
                                         ------------ ------------ ------------
Gross profit............................   3,239,146    1,991,092    2,074,410
                                         ------------ ------------ ------------
Operating expenses:
  Research and development..............     999,362    1,050,411    1,067,399
  Sales and marketing...................   2,009,003    2,719,050    2,666,933
  General and administrative............   1,192,452    1,613,492    1,647,335
                                         ------------ ------------ ------------
    Total operating expenses............   4,200,817    5,382,953    5,381,667
                                         ------------ ------------ ------------
Operating loss..........................    (961,671)  (3,391,861)  (3,307,257)
Interest income.........................           4        2,544       29,496
Interest expense........................    (105,872)    (165,472)     (50,609)
                                         ------------ ------------ ------------
Net loss................................  (1,067,539)  (3,554,789)  (3,328,370)


Preferred stock dividend................    (221,639)     (45,465)        --
Accretion of preferred stock............    (250,000)        --       (542,500)
                                         ------------ ------------ ------------
Net loss applicable to common
  stockholders.......................... ($1,539,178) ($3,600,254) ($3,870,870)
                                         ============ ============ ============
Basic and diluted net loss per share
  applicable to common stockholders.....      ($0.22)      ($0.70)      ($1.28)
                                         ============ ============ ============

Weighted average shares outstanding.....   7,103,395    5,148,729    3,015,263
                                         ============ ============ ============

                            See accompanying notes.















                                  -F-3-

                          SOCKET COMMUNICATIONS, INC.

                    STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                      Series A             Series B            Series C             Series D
                                    Convertible          Convertible         Convertible          Convertible
                                  Preferred Stock      Preferred Stock     Preferred Stock      Preferred Stock
                                -------------------- ------------------- -------------------- -------------------
                                 Shares    Amount    Shares    Amount     Shares    Amount     Shares    Amount
                                -------- ----------- ------- ----------- -------- ----------- --------- ---------


Balance at December 31, 1995...     --      $  --       --      $  --       --       $  --       --        $  --
Issuance of Series A
  Convertible Preferred Stock..  15,500   1,251,313     --         --       --          --       --           --
Exercise of Common Stock
  Options......................     --         --       --         --       --          --       --           --
Accretion of Preferred Stock...     --      542,500     --         --       --          --       --           --
Net Loss.......................     --         --       --         --       --          --       --           --
                                -------- ----------- ------- ----------- -------- ----------- --------- ---------
Balance at December 31, 1996...  15,500   1,793,813     --         --       --          --       --           --
Conversion of Series A
  Convertible Preferred Stock
  to common stock.............. (15,500) (1,793,813)    --         --       --          --       --           --
Dividends on Series A
  Convertible Preferred Stock..     --         --       --         --       --          --       --           --
Exercise of Common Stock
  Options......................     --         --       --         --       --          --       --           --
Net Loss.......................     --         --       --         --       --          --       --           --
                                -------- ----------- ------- ----------- -------- ----------- --------- ---------
Balance at December 31, 1997...     --         --       --         --       --          --       --           --
Issuance of Series B
  Convertible Preferred Stock..     --         --    30,065   1,565,976     --          --       --           --
Conversion of Subordinated
  Convertible Notes and
  Accrued Interest to Series C
  Convertible Preferred Stock
  and Common Stock.............     --         --       --         --    163,468   1,714,043     --           --
Issuance of Series D
  Convertible Preferred Stock..     --         --       --         --       --          --     174,292   769,887
Accretion of Preferred Stock        --         --       --         --       --          --       --           --
Dividends on Convertible
  Preferred Stock..............     --         --       --         --       --          --       --           --
Dividends Paid/Payable in
  Common Stock.................     --         --       --         --       --          --       --           --
Issuance of Common Stock
  Warrants in Connection with
  Preferred Stock Issuances....     --         --       --         --       --          --       --           --
Charge for Compensatory Stock
  Option.......................     --         --       --         --       --          --       --           --
Net loss.......................     --         --       --         --       --          --       --           --
                                -------- ----------- ------- ----------- -------- ----------- --------- ---------


Balance at December 31, 1998...     --      $  --    30,065  $1,565,976  163,468  $1,714,043   174,292  $769,887
                                ======== =========== ======= =========== ======== =========== ========= =========



                          SOCKET COMMUNICATIONS, INC.

                    STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                  Total
                                    Common Stock    Additional                Stockholders'
                                ------------------   Paid-in     Accumulated     Equity
                                  Shares   Amount    Capital       Deficit      (Deficit)
                                ---------- ------- ------------ ------------- -------------


Balance at December 31, 1995... 2,990,870  $2,991  $11,393,663   ($8,968,359)   $2,428,295
Issuance of Series A
  Convertible Preferred Stock..       --      --          --            --       1,251,313
Exercise of Common Stock
  Options......................    38,106      38       20,257          --          20,295
Accretion of Preferred Stock...       --      --          --        (542,500)         --
Net Loss.......................       --      --          --      (3,328,370)   (3,328,370)
                                ---------- ------- ------------ ------------- -------------
Balance at December 31, 1996... 3,028,976   3,029   11,413,920   (12,839,229)      371,533
Conversion of Series A
  Convertible Preferred Stock
  to common stock.............. 3,466,649   3,466    1,790,347          --            --
Dividends on Series A
  Convertible Preferred Stock..       --      --          --         (45,465)      (45,465)
Exercise of Common Stock
  Options......................     5,650       6        3,771          --           3,777
Net Loss.......................       --      --          --      (3,554,789)   (3,554,789)
                                ---------- ------- ------------ ------------- -------------
Balance at December 31, 1997... 6,501,275   6,501   13,208,038   (16,439,483)   (3,224,944)
Issuance of Series B
  Convertible Preferred Stock..       --      --          --            --       1,565,976
Conversion of Subordinated
  Convertible Notes and
  Accrued Interest to Series C
  Convertible Preferred Stock
  and Common Stock.............   756,338     757      379,949          --       2,094,749
Issuance of Series D
  Convertible Preferred Stock..       --      --          --            --         769,887
Accretion of Preferred Stock          --      --          --        (250,000)     (250,000)
Dividends on Convertible
  Preferred Stock..............       --      --          --        (221,639)     (221,639)
Dividends Paid/Payable in
  Common Stock.................   108,301     108      216,922          --         217,030
Issuance of Common Stock
  Warrants in Connection with
  Preferred Stock Issuances....       --      --       303,396          --         303,396
Charge for Compensatory Stock
  Option.......................       --      --       109,061          --         109,061
Net loss.......................       --      --          --      (1,067,539)   (1,067,539)
                                ---------- ------- ------------ ------------- -------------


Balance at December 31, 1998... 7,365,914  $7,366  $14,217,366  ($17,978,661)     $295,977
                                ========== ======= ============ ============= =============

                            See accompanying notes.


                                  -F-4-

                          SOCKET COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                             Year Ended December 31,
                                         --------------------------------------
                                             1998         1997         1996
                                         ------------ ------------ ------------
OPERATING ACTIVITIES
  Net loss.............................. ($1,067,539) ($3,554,789) ($3,328,370)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation........................     135,067      108,280       79,095
    Amortization........................      59,147      163,835      150,634
    Loss on disposal of property and
      equipment.........................        --           --          7,173
    Compensatory stock option grant.....     109,061         --           --
  Changes in operating assets and
    liabilities:
    Accounts receivable.................     (18,970)     (22,666)      67,458
    Accounts receivable from related
       party............................      43,371      (43,371)        --
    Inventories.........................    (284,451)     543,681     (228,477)
    Prepaid expenses....................     (32,716)      11,475       11,357
    Other assets........................      (2,298)     (18,070)      24,201
    Accounts payable....................    (283,350)     503,611       99,579
    Accounts payable to related
       parties..........................     (66,966)      48,312      (25,109)
    Accrued expenses....................     (92,597)      99,371       92,004
    Accrued payroll and related
       expenses.........................     (75,601)      46,795     (127,013)
    Deferred revenue....................      61,493      (60,151)     126,633
                                         ------------ ------------ ------------
      Net cash used in operating
       activities.......................  (1,516,349)  (2,173,687)  (3,050,835)

INVESTING ACTIVITIES
  Purchase of equipment.................     (96,714)    (183,178)    (296,048)
                                         ------------ ------------ ------------
      Net cash used in investing
       activities.......................     (96,714)    (183,178)    (296,048)

FINANCING ACTIVITIES
  Payments on capital leases and
    equipment financing notes...........     (61,652)    (109,236)    (121,640)
  Proceeds from equipment financing.....        --           --         85,861
  Net advances(repayments) on
    revolving line of credit............      (3,214)     201,198      322,743
  Proceeds from issuance of
    convertible subordinated notes......        --      1,950,000         --
  Preferred stock dividends paid........     (17,073)     (30,318)        --
  Stock options exercised...............        --          3,777       20,295
  Net proceeds from sale of
    preferred stock and warrants........   2,389,259         --      1,251,313
                                         ------------ ------------ ------------
      Net cash provided by financing
       activities.......................   2,307,320    2,015,421    1,558,572
                                         ------------ ------------ ------------
Net increase (decrease) in cash and
  cash equivalents......................     694,257     (341,444)  (1,788,311)
Cash and cash equivalents at
  beginning of year.....................     276,900      618,344    2,406,655
                                         ------------ ------------ ------------
Cash and cash equivalents at end
  of year...............................    $971,157     $276,900     $618,344
                                         ============ ============ ============

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest..................     $54,734      $63,061      $50,609
Dividends paid/payable in cash..........      $4,609      $15,147      $  --
Dividends paid in common stock..........    $217,030      $  --        $  --
Notes payable and accrued interest
  converted to preferred stock..........  $1,714,043      $  --        $  --
Notes payable and accrued interest
  converted to common stock.............    $380,706      $  --        $  --
Conversion of preferred stock to
  common stock..........................     $  --     $1,793,813      $  --
Accretion of preferred stock............    $250,000      $  --       $542,500
Warrants issued in conjunction
  with preferred stock financing........    $303,396      $  --        $  --

                            See accompanying notes.


                                  -F-5-

NOTE 1 - Organization and Basis of Presentation

     Socket Communications, Inc. ("Socket" or the "Company") develops and sells connection solutions for handheld computers that use the Windows CE operating system from Microsoft Corporation ("Microsoft") and for mobile computers that use Microsoft's Windows 9x and NT operating systems. These connection solutions include a family of low power PC Card adapters for serial communications, Ethernet connectivity, mobile data collection, and wireless communications. Socket also developed during 1998, and is further developing during 1999, its family of PC cards in a CompactFlash form factor for use with smaller handheld computers such as the Windows CE Palm-size PC and other small devices. The Company's family of serial, Ethernet and data collection plug-in card products are its principal sources of revenues. The Company is incorporated in the state of Delaware.

Basis of Presentation

     The financial statements have been prepared on a going concern basis. As of December 31, 1998, the Company had working capital of $1,286 and an accumulated deficit of $17,978,661, used cash in operating activities of $1,516,349 in 1998, and had recurring losses. The Company will require additional funding in 1999 to finance and strengthen its working capital balances, which the Company intends to accomplish through the issuance of additional equity securities, through increased borrowings on the Company's bank line as the levels of receivables permit, and through development funding from development partners. The Report of Independent Auditors on the Company's financial statements for the year ended December 31, 1998 included in Form 10-KSB contains an explanatory paragraph regarding the Company's need for additional financing and indicated substantial doubt about the Company's ability to continue as a going concern. There can be no assurances that such capital will be available on acceptable terms, if at all, and such terms may be dilutive to existing stockholders. The Company's inability to secure the necessary funding would have a material adverse affect on the Company's financial condition and results of operations. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of assets and liabilities that may result from the outcome of this uncertainty. See Note 16 - Subsequent Event, Common Stock Financings (Unaudited).

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents

     The Company considers all highly liquid investments purchased with a maturity date of three months or less at date of purchase to be cash equivalents as of December 31, 1998 and 1997. All of the Company's cash and cash equivalents consisted of monies held in demand deposits.


                                  -F-6-

Inventories

     Inventories consist principally of raw materials and sub-assemblies, which are stated at the lower of cost (first-in, first-out) or market.


                                                 December 31,
                                          -------------------------
                                              1998         1997
                                          ------------ ------------
 Raw materials and sub-assemblies.......     $454,836     $179,267
 Finished goods.........................       24,742       15,860
                                          ------------ ------------
                                             $479,578     $195,127
                                          ============ ============


Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method, over the estimated useful lives of the assets which range from one to five years. Assets under capital leases are amortized over the shorter of the asset life or the remaining lease term.

Concentration of Credit Risk

     The Company uses financial instruments that potentially subject it to concentrations of credit risk. Such instruments include cash equivalents and accounts receivable. The Company invests its cash in cash demand deposits. The Company places its investments with high-credit-quality financial institutions and limits the credit exposure to any one financial institution or instrument. To date, the Company has not experienced losses on these investments. The Company sells primarily to distributors and original equipment manufacturers. The Company performs ongoing credit evaluations of its customers' financial condition but generally requires no collateral. Reserves are maintained for potential credit losses, and such losses have been within management's expectations.

Revenue Recognition

     Product revenue to customers other than distributors is recognized at the time of shipment. Revenue on shipments to distributors, which are subject to certain rights of return and price protection, is deferred until the merchandise is sold by the distributors. Contract engineering revenue is recognized as earned based on contract milestones.

Sales Returns and Warranties

     The Company accrues for estimated sales returns/exchanges for end user sales and warranty costs upon recognition of sales. The Company has not experienced significant warranty claims to date.

Research and Development

     Research and development expenditures are generally charged to operations as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. Costs incurred by the Company between the completion of the working model and the point at which the product is ready for general release have been insignificant. Accordingly, the Company has charged all such costs to research and development expenses in the accompanying statements of operations.

                                  -F-7-

Advertising Expense

     The cost of advertising is expensed as incurred. The Company incurred $373,054, $343,910, and $370,945 in advertising costs during 1998, 1997, and 1996 respectively.

Net Loss Per Share

     The Company calculates earnings per share in accordance with Financial Accounting Standards Board Statement No. 128, Earnings per Share.
The following table sets forth the computation of basic net loss per share (amounts in thousands except per share):

                                                 Years Ended December 31,
                                         --------------------------------------
                                             1998         1997         1996
                                         ------------ ------------ ------------
Numerator for basic:
  Net loss..............................     ($1,067)     ($3,555)     ($3,328)
  Preferred stock dividends.............        (222)         (45)        --
  Accretion of preferred stock..........        (250)        --           (543)
                                         ------------ ------------ ------------
Net loss applicable to common
  stockholders..........................     ($1,539)     ($3,600)     ($3,871)
                                         ============ ============ ============

Denominator:
  Weighted average common shares
    outstanding used in computing
    basic net loss per share............       7,103        5,149        3,015
                                         ============ ============ ============

Basic and diluted net loss per share
  applicable to common stockholders.....      ($0.22)      ($0.70)      ($1.28)
                                         ============ ============ ============


     The diluted net loss per share is equivalent to the basic net loss per share because the Company has experienced losses since inception and thus no potential common shares from stock options, convertible preferred stock or convertible notes have been included in the net loss per share calculation.

Comprehensive Earnings

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Statement No. 130, "Reporting Comprehensive Income." This Statement requires that all items recognized under accounting standards as components of comprehensive earnings be reported in an annual financial statement that is displayed with the same prominence as other annual financial statements. This Statement also requires that an entity classify items of other comprehensive earnings by their nature in an annual financial statement. For example, other comprehensive earnings may include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on marketable securities classified as available-for-sale. As the Company has no components of other comprehensive earnings, there are no disclosure requirements involved in the Company's adoption of this Statement.

Impact of New Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 1999. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or the financial position of the Company.

                                  -F-8-

Segment Information

     The Company adopted Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," in fiscal 1998. Statement No. 131 supersedes Statement No. 14, "Financial Reporting for Segments of a Business Enterprise," and establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in deciding how to allocate resources and in assessing performance. The Company operates in one segment, connection solutions for mobile computers. The Company markets its products in the United States and foreign countries through its sales personnel and distributors. Information regarding geographic areas for the years ended December 31, 1998, 1997 and 1996 are as follows:


                                                  Years Ended December 31,
                                          --------------------------------------
                                              1998         1997         1996
                                          ------------ ------------ ------------
Revenues: (in thousands)
   United States........................       $3,598       $2,424       $2,749
   Europe...............................        1,490        2,011        1,145
   Asia and rest of world...............          390          344          676
                                          ------------ ------------ ------------
                                               $5,478       $4,779       $4,570
                                          ============ ============ ============


     Export revenues are attributable to countries based on the location of the customers. The Company does not hold long lived assets in foreign locations.

Major Customers

     Customers who accounted for at least 10% of total revenues were as follows:


                                                  Years Ended December 31,
                                          --------------------------------------
                                              1998         1997         1996
                                          ------------ ------------ ------------
   Ingram Micro.........................       29%          21%          17%
   Tech Data............................       11%          15%          12%
   PPCP Ltd (UK)........................       10%          21%          --




NOTE 3 - Series A Convertible Preferred Stock

     The board of directors may issue 3,000,000 shares of preferred stock in one or more series and may fix the rights, privileges and restrictions granted to or imposed upon any wholly unissued series of preferred stock, as well as to fix the number of shares constituting any series and designations of such series, without any further vote or action by the stockholders. In October 1996, the Company designated 1,000,000 shares of the 3,000,000 Preferred Stock as Series A Convertible Preferred Stock.

     On November 1, 1996 (the "Closing"), the Company sold 15,500 shares of its Series A Convertible Preferred Stock, $0.001 par value, at $100 per share pursuant to Regulation D of the Securities Act of 1933, as amended (the "Series A Transaction"). The Series A Transaction was effected pursuant to a Private Offering Memorandum. Each share of Series A Convertible Preferred Stock was convertible at the option of the holder, in whole or in part, at any time on or after the 60th day following the Closing, into shares of Common Stock of the Company equal to $100 divided by the lower of: (i) the closing bid price of the Company's Common Stock, as reported on the Nasdaq OTC Bulletin Board Market, on the date of Closing; and (ii) 65% of the average bid price of the Company's Common Stock, as reported on the OTC bulletin board, for the five business days prior to the business day on which notice of conversion is transmitted by the holder of such share of Series A Convertible Preferred Stock, subject to adjustment in certain events. Each share of Series A Convertible Preferred Stock converted automatically into shares of Common Stock on the first anniversary of the Closing. In connection with the Series A Transaction, the placement agent received a warrant to purchase 43,539

                                  -F-9-
shares of common stock at an exercise price of $3.56 per share. The warrant is immediately exercisable and has a five year term. No warrants were exercised as of December 31, 1998. The holders of the Series A Convertible Preferred Stock were entitled to receive dividends at an annual rate of 6% (adjusted ratably if a holder converts Series A Convertible Preferred Stock into Common Stock prior to a Dividend Payment Date, as defined hereafter), payable on April 1,1997 and November 1, 1997 (each a "Dividend Payment Date"), and otherwise when, and as and if declared by the board of directors at the same rate as to which any dividend is declared and paid on shares of Common Stock. During 1997 and 1998, the Company accrued dividends of $50,074 ($0.01 per share) of which $30,318 was paid in cash in 1997 and $17,073 was paid in cash in 1998. During 1997, all Series A Convertible Preferred shares converted into 3,466,649 shares of common stock. The Company recorded accretion of $542,500 for the 35% discount given to the Series A convertible preferred stockholders in the fourth quarter of 1996.


NOTE 4 - Series B Convertible Preferred Stock

     In January 1998, the board of directors designated 37,500 shares of Preferred Stock as Series B Convertible Preferred Stock ("Series B Preferred Stock). Series B Preferred Stock is convertible into Common Stock anytime at the option of the Holder prior to the mandatory conversion date of two years after issue and automatically converts earlier in the event of a merger or consolidation of the Company if, as a result of such transaction, the holders of Common Stock immediately prior to such merger or consolidation would hold less than 50% of the voting securities of the surviving entity immediately following such merger or consolidation. The holders of Series B Preferred Stock have voting rights equal to the number of common shares issuable upon conversion. In the event of liquidation, holders of Series B Preferred Stock are entitled to liquidation preferences over common stockholders equal to their initial investment plus all accrued but unpaid dividends. Dividends accrue at the rate of 8% per annum and are payable quarterly in cash or in Common Stock, at the option of the Company. Dividends for the first three quarters of 1998 of $74,795 were paid by the issuance of 108,301 shares of Common Stock during 1998. Accrued dividends at December 31, 1998 were $30,000, which were paid through the issuance of 62,139 shares of Common Stock in January 1999.

Series B Closing

     On January 21, 1998 (the "Series B Closing"), the Company sold 12,500 shares of its Series B Convertible Preferred Stock, $0.001 par value, at $40 per share (total of $500,000) pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Series B Transaction"). The Series B stock will convert into a total of 1,250,000 shares of Common Stock. The conversion ratio for the Series B Transaction was based upon the average bid price of the Company's Common Stock for the ten days prior to the Series B Closing. The Company also issued five-year warrants to acquire 187,500 shares of Common Stock at $0.40 per share and granted two options to invest an additional $500,000 on similar terms, with the first option expiring on February 15, 1998 and the second option expiring on March 15, 1998.

Series B-1 Closing

     On February 6, 1998, (the "Series B-1 Closing"), the Company sold 8,850 shares of Series B Convertible Preferred Stock, $0.001 par value, at $56.50 per share, pursuant to exercise of the option to invest an additional $500,000 expiring on February 15, 1998. On March 18, 1998, such 8,850 shares of Series B were exchanged for a like number of Series B-1 Convertible Preferred Stock, $.001 par value (the "Series B-1 Transaction"). The Series B-1 stock will convert into a total of 885,000 shares of Common Stock. The conversion ratio for the Series B-1 Transaction was based upon 80% of the average high and low sales price of the Company's Common Stock for the ten days prior to the Series B-1 Closing. The Company also issued five-year warrants to acquire 132,750

                                 -F-10-
shares of Common Stock at $0.565 per share. The Company recorded Accretion of Preferred Stock of $125,000 in 1998 for the 20% discount given to the Series B-1 holders.

Series B-2 Closing

     On March 18, 1998, (the "Series B-2 Closing"), the Company sold 8,715 shares of Series B-2 Convertible Preferred Stock, $0.001 par value, at $57.375 per share, pursuant to exercise of the option to invest an additional $500,000 (the "Series B-2 Transaction"). The Series B-2 stock will convert into a total of 871,500 shares of Common Stock. The conversion ratio for the Series B-2 Transaction was based upon 80% of the average high and low sales price of the Company's Common Stock for the ten days prior to the Series B-2 Closing. The Company also issued five-year warrants to acquire 130,725 shares of Common Stock at $0.57375 per share. The Company recorded Accretion of Preferred Stock of $125,000 in 1998 for the 20% discount to market price given to the Series B-2 holders.

     These transactions resulted in the valuation of warrants of $153,378 which was recorded as additional paid in capital in 1998.


NOTE 5 - Conversion of Convertible Subordinated Notes into Series C Convertible Preferred Shares and Common Stock

     On March 31, 1998, $1,750,000 of convertible subordinated notes and $140,076 of accrued interest were converted into 95,037 shares of Series C Preferred Stock at $10.60 per share, 51,574 shares of Series C-1 Preferred Stock at $10.60 per share and 671,803 shares of Common Stock. On May 15, 1998, $200,000 of convertible subordinated notes and $13,353 of accrued interest were converted into 16,857 shares of Series C-2 Preferred Stock at $10.00 per share and 84,535 shares of Common Stock. Series C, C-1, and C-2 Preferred Stock plus accrued dividends at 8% per annum are convertible into Common Stock at the option of the holder, with a mandatory conversion date of March 31, 2000 for Series C and C-1 and May 15, 2000 for Series C-2.
The per share conversion rates are based upon the conversion rates of the underlying notes which are Series C: $1.00; Series C-1: $0.50; Series C-2:
$0.53. Series C Preferred Stockholders do not have voting rights. Accrued dividends in 1998 were $101,692 payable through the issuance of 169,588 shares of Common Stock at the time of conversion. At December 31, 1998, Series C, C-1, and C-2 shares plus accrued dividends, if converted, would have converted into 3,049,106 shares of Common Stock. In the event of liquidation, holders of Series C Preferred Stock are entitled to liquidation preferences over common stockholders equal to their initial investment plus all accrued but unpaid dividends.


NOTE 6 - Series D Convertible Preferred Stock

     In November 1998, the board of directors designated 175,000 shares of Preferred Stock as Series D Convertible Preferred Stock ("Series D Preferred Stock"). Series D Preferred Stock is convertible into Common Stock anytime at the option of the Holder prior to the mandatory conversion date of three years after issue and automatically converts earlier in the event of a merger or consolidation of the Company if, as a result of such transaction, the holders of Common Stock immediately prior to such merger or consolidation would hold less than 50% of the voting securities of the surviving entity immediately following such merger or consolidation. The holders of Series D Preferred Stock have voting rights equal to the number of common shares issuable upon conversion. In the event of liquidation, holders of Series D Preferred Stock are entitled to liquidation preferences over common stockholders equal to their initial investment plus all accrued but unpaid dividends. Dividends accrue at the rate of 8% per annum and are payable quarterly in cash or in Common Stock, at the option of the Company.

                                 -F-11-

     In November 1998 the Company sold 174,292 shares of its Series D Convertible Preferred Stock, $0.001 par value, at $5.7375 per share (total of $1,000,000) pursuant to Section 4(2) of the Securities Act of 1933, as amended. Each share of Series D Convertible Preferred Stock is convertible into 10 shares of Common Stock at the option of the holder, in whole or in part, at any time for a period of three years following the date of sale with a mandatory conversion date three years from date of issue. The Series D stock will convert into a total of 1,742,920 shares of Common Stock. The Company also issued three-year warrants to acquire 640,972 shares of Common Stock at $0.57375 per share. Accrued dividends at December 31, 1998 were $10,543, which were paid through the issuance of 23,431 shares of Common Stock in January 1999.

     These transactions resulted in the valuation of warrants of $150,018 which was recorded as additional paid in capital in 1998.


NOTE 7 - Bank Financing Arrangements

     The Company entered into a credit agreement with a bank ("Original Agreement"), which commenced in July 1995 and expired on March 15, 1998.
In March 1998, the Company entered into a new credit agreement ("New Agreement") which expires on April 15, 1999 (together, the "Agreements"). The Agreements are secured by the Company's current and future assets. The credit facility under the Agreements allows the company to borrow up to $500,000 based on the level of qualified receivables at an interest rate of the lender's index rate, which is based on prime plus 1.5% (9.25% at December 31, 1998). The Agreements contain covenants that require the Company to maintain certain financial ratios including current ratio and tangible net worth. As of December 31, 1998 and 1997 the Company was not in compliance with the covenants and had obtained a waiver from the bank. The waiver as of December 31, 1998 was effective through the expiration date of the New Agreement. As of December 31, 1998 and December 31, 1997, outstanding borrowings under the Agreements were $419,727 and $268,908 respectively, which were the amounts available under the line.

     In 1998 and 1997, the Company entered into an international credit agreement ("International Agreement") with a commercial lending institution which expires on August 31, 1999. The International Agreement is secured by the Company's international receivables and by the Company's current and future assets. The credit facility under the International Agreement allows the Company to borrow up to $500,000 based on the level of qualified international receivables at the lender's index rate, which is based on prime plus 2.75% (10.5% at December 31, 1998). As of December 31, 1998 and 1997 outstanding borrowings under the International Agreement were $101,000 and $255,033 respectively, which were the amounts available under the line.


NOTE 8 - Capital Lease Obligations and Equipment Financings

     The Company leases certain of its equipment under capital leases. The leases are collateralized by the underlying assets. At December 31, 1998 and 1997, property and equipment with a cost of $233,757, were subject to such financing arrangements. Related accumulated amortization at December 31, 1998 and 1997, amounted to $225,143 and $165,996, respectively. Future minimum payments under capital lease and equipment financing arrangements as of December 31, 1998 were $43,110 in 1999, of which $2,027 represents interest and $41,083 as the present value of net minimum payments.

                                 -F-12-

NOTE 9 - Commitments

     In November 1996, the Company moved into new facilities under a five-year noncancelable operating lease which expires in October 2001. Future minimum lease payments under operating lease:


 1999...........................................          $195,905
 2000...........................................           195,905
 2001...........................................           163,254
                                                       ------------
                                                          $555,064
                                                       ============


     Rental expense under all operating leases was $195,905, $194,122, and $330,097 for the years ended December 31, 1998, 1997 and 1996, respectively.


NOTE 10 - Stock Option/Stock Issuance Plan

     The Company's 1993 Stock Option/Stock Issuance Plan (the 1993 Plan) provides for the grant of incentive stock options and nonstatutory stock options or the immediate issuance of the Company's common stock to employees, directors, and consultants of the Company at prices not less than 85% of the fair market value of the common stock on the date of grant, as determined by the board of directors. The vesting and exercise provisions are determined by the board of directors, with a maximum term of ten years. Options granted and shares issued under the 1993 Plan generally vest over a four-year period, with 25% vesting after one year and 2.08% each month afterwards. Unvested shares which have been purchased are subject to repurchase by the Company.

     Information with respect to the 1993 Plan is summarized as follows:


                                                         Outstanding Options
                                                       -------------------------
                                            Shares                    Weighted
                                           Available      Number       Average
                                              for           of        Price Per
                                             Grant        Shares        Share
                                          ------------ ------------ ------------
Balance at December 31, 1995............       83,505      143,759        $0.61
  Canceled..............................       13,386      (13,386)       $0.62
  Exercised.............................         --        (38,106)       $0.56
                                          ------------ ------------
Balance at December 31, 1996............       96,891       92,267        $0.63
  Canceled..............................        8,846       (8,846)       $0.65
  Exercised.............................         --         (5,650)       $0.67
                                          ------------ ------------
Balance at December 31, 1997............      105,737       77,771        $0.63
  Canceled..............................        6,359       (6,359)       $0.63
                                          ------------ ------------
Balance at December 31, 1998............      112,096       71,412        $0.63
                                          ============ ============


     As of December 31, 1998, 1997 and 1996, 71,119, 68,474 and 67,286
options were exercisable at a weighted average exercise price of $0.63, $0.63 and $0.64, respectively. The exercise price of the options at
December 31, 1998 ranged from $0.59 to $0.67.   The Company has not granted
options from the 1993 Plan since February 1995 and does not intend to make any future grants from the 1993 Plan. The weighted average contractual life for options outstanding under the 1993 Plan at December 31, 1998 is approximately 5.5 years.

     The Company's 1995 Stock Plan (the 1995 Plan) provides for the grant of incentive stock options and nonstatutory stock options to employees, directors, and consultants of the Company. The exercise price per share of all incentive stock options granted must be at least equal to the fair market value per share of Common Stock on the date of grant. The exercise price per share of all nonstatutory stock options shall be not less than 85% of the fair market value of the common stock on the date of grant. The vesting and exercise provisions are determined by the board of directors, with a maximum term of ten years.

                                 -F-13-

     Information with respect to the 1995 Plan is summarized as follows:


                                                         Outstanding Options
                                                       -------------------------
                                            Options                   Weighted
                                           Available      Number       Average
                                              for           of        Price Per
                                             Grant        Shares        Share
                                          ------------ ------------ ------------
Balance at December 31, 1995............      157,298      127,702        $5.00
  Increase in shares authorized.........      150,000         --
  Granted...............................     (360,650)     360,650        $2.98
  Canceled..............................       91,254      (91,254)       $4.60
  Repriced options canceled.............      260,192     (260,192)       $4.12
  Repriced options granted..............     (260,192)     260,192        $1.55
                                          ------------ ------------
Balance at December 31, 1996............       37,902      397,098        $1.57
  Increase in shares authorized.........      300,000         --
  Granted...............................     (381,620)     381,620        $0.61
  Canceled..............................      285,189     (285,189)       $1.40
                                          ------------ ------------
Balance at December 31, 1997............      241,471      493,529        $0.93
  Increase in shares authorized.........    1,000,000         --
  Granted...............................   (1,192,148)   1,192,148        $0.63
  Canceled..............................       55,867      (55,867)       $0.55
  Repriced options canceled.............      167,789     (167,789)       $1.55
  Repriced options granted..............     (167,789)     167,789        $0.46
                                          ------------ ------------
Balance at December 31, 1998............      105,190    1,629,810        $0.60
                                          ============ ============


     In 1998, the Company granted employees, including executives, the option to exchange 167,789 options with an aggregate exercise price of $260,073 for new options with an exercise price of $0.46 per share, the fair value of the stock on the day of exchange. All vested options that are repriced will vest monthly over an additional one year period and the unvested repriced options will vest under the original terms of the option grant. As of December 31, 1998, 1997 and 1996, 667,197, 223,891 and zero options were exercisable at a weighted average exercise price of $0.58, $1.28 and zero, respectively. The exercise price of options at December 31, 1998 ranged from $0.4375 to $0.6875. The weighted average fair value of options granted during the years ended December 31, 1998, 1997, and 1996 was $0.49, $0.42, and $0.99 respectively. The weighted average contractual life for options outstanding under the 1995 Plan at December 31, 1998, is approximately 9.1 years.

     The Company has elected to follow Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.
Pro forma information regarding net loss and loss per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:


                                              1998         1997         1996
                                          ------------ ------------ ------------
Risk-free interest rate (%).............        5.52%        6.28%        8.00%
Dividend yield..........................         --           --           --
Volatility factor.......................        0.921        0.808        0.600
Expected remaining option life (years)..        6.5          5.5          5.5


                                 -F-14-

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility and expected option life. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of Statement 123, the Company's net loss per share would have increased to the pro forma amounts indicated below:


                                              1998         1997         1996
                                          ------------ ------------ ------------
Pro forma net loss
   applicable to common stockholders....  ($1,731,291) ($3,703,075) ($3,921,363)
Pro forma net loss per share
   applicable to common stockholders....       ($0.24)      ($0.72)      ($1.30)


     The effects of applying FAS 123 pro forma disclosures are not likely to be representative of effects on pro forma disclosures of future years.


NOTE 11 - Warrants

     The Company issued warrants to purchase common stock in connection with its initial public offering and periodically granted warrants in connection with certain financing agreements and certain lease agreements. The Company has the following warrants outstanding to purchase common stock at December 31, 1998:

                                  Number     Price
                                    of        Per         Issue    Expiration
Reason                            Shares     Share        Date        Date
-------------------------------- --------- ----------  ----------- -----------
Initial public offering.........  550,275      $8.40 *  Jun 1995    Jun 2000
IPO underwriting................  150,000      $8.40 *  Jun 1995    Jun 2000
Series A Pfd underwriting.......   43,539      $3.56    Nov 1996    Nov 2001
Equipment leasing...............    8,791    $5.6875    Dec 1996    Dec 2001
Bank line financing.............   50,000      $0.50    Dec 1997    Dec 2002
Series B financing..............  187,500      $0.40    Jan 1998    Jan 2003
Series B-1 financing............  132,750     $0.565    Feb 1998    Feb 2003
Series B-2 financing............  130,725   $0.57375    Mar 1998    Mar 2003
Series D financing..............  640,972   $0.57375    Nov 1998    Nov 2001

-------------------------
* The common warrants expiring in June 2000 are subject to certain dilution adjustments resulting from the subsequent issuance of common stock or securities converting into common stock at prices below the initial offering price for the Company's common stock. At December 31, 1998, the effects of the dilution adjustments relating to these warrants were to increase the number of shares exercisable from 550,275 shares to 2,248,058 shares and from 150,000 to 612,800 and to correspondingly reduce the exercise price of these warrants from $8.40 per share to $2.06 per share.


                                 -F-15-

NOTE 12 - Shares Reserved

     Common stock reserved for future issuance was as follows at December 31, 1998:


  Stock option plans outstanding (see Note 10)................      1,701,222
  Reserved for future stock option grants (see Note 10).......        217,286
  Common stock warrants (see Note 11).........................      4,055,135
  Series B conversion (see Note 4)............................      3,006,500
  Series C conversion (see Note 5)............................      2,879,518
  Series D conversion (see Note 6)............................      1,742,920
  Preferred Stock dividends ..................................        255,158
                                                                   -----------
  Total common stock reserved for future issuance.............     13,857,739
                                                                   ===========



NOTE 13 - Retirement Plan

     During fiscal year 1996, the Company adopted a tax-deferred savings plan, the Socket Communications, Inc. 401(k) Plan ("The Plan"), for the benefit of qualified employees. The Plan is designed to provide employees with an accumulation of funds at retirement. Qualified employees may elect to make contributions to The Plan on a quarterly basis. No contributions are made by the Company. Administrative expenses relating to The Plan are not significant.


NOTE 14 - Income Taxes

     Due to the Company's loss position, there was no provision for income taxes for the years ended December 31, 1998, 1997 and 1996.

     As of December 31, 1998, the Company had federal and state net operating loss carryforwards of approximately $13,000,000 and $5,800,000, respectively. The Company also has federal and state tax credit carryforwards of approximately $180,000 and $150,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in 1999 through 2018, if not utilized.

     The utilization of approximately $5,200,000 of the federal net operating loss included in the above amounts will be subject to a cumulative annual limitation of approximately $600,000 per year pursuant to the stock ownership change provision of the Tax Reform Act of 1986. Future changes in ownership, including stock offerings, may result in additional limitations.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for income tax purposes. Significant components of deferred tax assets are as follows:

                                                            December 31,
                                                       -----------------------
                                                          1998        1997
                                                       ----------- -----------
Net operating loss carryforwards...................    $4,800,000  $4,407,000
Credits............................................       284,000     283,000
Capitalized research and development costs.........       806,000     837,000
Reserves...........................................       369,000     371,000
Other..............................................       443,000     412,000
                                                       ----------- -----------
  Total deferred tax assets........................     6,702,000   6,310,000
Valuation allowance for deferred tax assets........    (6,702,000) (6,310,000)
                                                       ----------- -----------
  Net deferred tax assets..........................       $   --      $   --
                                                       =========== ===========




                                 -F-16-

NOTE 15 - Related Parties

     The Company in 1997 jointly developed products with Cetronic AB, a Swedish company which converted $1.1 million in convertible subordinated notes held at December 31, 1997 into preferred and common stock during 1998. The Company completed its development obligations during 1997 and had insignificant related expenses in 1998. The Company had outstanding accounts payable to Cetronic of $1,288 and $45,681 at December 31, 1998 and 1997 respectively. The Company had an outstanding accounts receivable balance from Cetronic of $43,371 at December 31, 1997.


NOTE 16 - Subsequent Event, Common Stock Financings (Unaudited)

     On September 28, 1999, the Company sold 936,058 shares of common stock in a private placement financing at $1.08 per share with total proceeds of $1,010,949. Total cash issuance costs to complete the financing were $147,550. In conjunction with the financing, the Company issued three-year warrants to investors to acquire an additional 140,401 shares of common stock at $1.08 per share, and issued 159,720 three-year warrants to the placement agent to acquire common stock at the same price. Using a Black-Scholes valuation formula, $117,937 of the proceeds were attributed to the warrants issued to investors, and the warrants issued to the placement agent were valued at $134,165.

     On December 9, 1999, the Company sold 1,000,000 shares of common stock in a private placement financing at $4.66 per share with total proceeds of $4,660,000 and net proceeds after costs and expenses of the financing of approximately $4,500,000. In conjunction with the financing, the Company issued three-year warrants to investors to acquire an additional 150,000 shares of common stock at $4.66 per share and issued 150,000 three-year warrants to the Finder to acquire common stock at the same price.








                                 -F-17-

                                   (UNAUDITED)
                            SOCKET COMMUNICATIONS, INC.
                             CONDENSED BALANCE SHEETS

                                                       (Unaudited)
                                                      September 30, December 31,
                                                           1999         1998 *
                                                     ------------  ------------
                                ASSETS
Current assets:
 Cash and cash equivalents..........................  $1,278,322      $971,157
 Accounts receivable, net...........................     848,842       874,895
 Inventories........................................     718,287       479,578
 Prepaid expenses...................................      67,408        41,764
                                                     ------------  ------------
    Total current assets............................   2,912,859     2,367,394
Property and equipment:
 Machinery and office equipment.....................     706,969       595,419
 Computer equipment.................................     575,917       480,725
                                                     ------------  ------------
                                                       1,282,886     1,076,144
 Accumulated depreciation...........................    (946,804)     (850,056)
                                                     ------------  ------------
                                                         336,082       226,088
Other assets........................................      71,920        68,603
                                                     ------------  ------------
    Total assets....................................  $3,320,861    $2,662,085
                                                     ============  ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Bank lines of credit...............................    $375,802      $520,727
 Accounts payable and accrued expenses..............   1,758,433     1,362,228
 Accrued payroll and related expenses...............     287,176       201,952
 Deferred revenue...................................     286,290       240,118
 Current portion of capital leases and
   equipment financing notes........................         --         41,083
                                                     ------------  ------------
    Total current liabilities.......................   2,707,701     2,366,108

Commitments and contingencies
Stockholders' equity:
 Preferred stock, $0.001 par value; Authorized
    shares - 3,000,000
    Series B Convertible Preferred Stock:
       Designated shares - 37,500; Issued and
       outstanding shares - 15,369 at September 30,
       1999 and 30,065 at December 31, 1998;
       Aggregate liquidation preference - $818,458
       at September 30, 1999........................     834,304     1,565,976
    Series C Convertible Preferred Stock:
       Designated shares - 175,000; Issued and
       outstanding shares - 51,188 at September 30,
       1999 and 163,468 at December 31, 1998;
       Aggregate liquidation preference - $594,691
       at September 30, 1999........................     529,819     1,714,043
    Series D Convertible Preferred Stock:
       Designated shares - 175,000; Issued and
       outstanding shares - 174,292 at September 30,
       1999 and December 31, 1998;
       Aggregate liquidation preference - $1,020,000
       at September 30, 1999........................     769,887       769,887
 Common stock, $0.001 par value:
    Authorized shares - 50,000,000
    Issued and outstanding shares - 12,120,653 at
      September 30, 1999 and 7,365,914 at
      December 31, 1998.............................      12,121         7,366
 Additional paid-in capital.........................  17,363,944    14,217,366
 Accumulated deficit................................ (18,896,915)  (17,978,661)
                                                     ------------  ------------
    Total stockholders' equity......................     613,160       295,977
                                                     ------------  ------------
       Total liabilities and stockholders'
           equity...................................  $3,320,861    $2,662,085
                                                     ============  ============

* Derived from audited financial statements.
                            See accompanying notes.


                                 -F-18-

                               SOCKET COMMUNICATIONS, INC.
                          CONDENSED STATEMENTS OF OPERATIONS
                                      (Unaudited)

                                     Three Months Ended       Nine Months Ended
                                        September 30,           September 30,
                                ----------------------- ------------------------
                                    1999        1998        1999        1998
                                ----------- ----------- ----------- ------------
Revenues....................... $1,504,213  $1,368,091  $4,767,118   $4,030,023
Cost of revenues...............    621,857     537,115   1,935,422    1,621,446
                                ----------- ----------- ----------- ------------
Gross profit...................    882,356     830,976   2,831,696    2,408,577
                                ----------- ----------- ----------- ------------
Operating expenses:
   Research and development....    315,352     248,141     877,740      753,853
   Sales and marketing.........    568,376     499,635   1,674,825    1,457,414
   General and administrative..    286,320     251,347     957,433      840,136
                                ----------- ----------- ----------- ------------
      Total operating expenses.  1,170,048     999,123   3,509,998    3,051,403
                                ----------- ----------- ----------- ------------
Operating loss.................   (287,692)   (168,147)   (678,302)    (642,826)
Interest income................        --          --          --             4
Interest expense...............    (12,650)    (18,631)    (30,201)     (95,205)
                                ----------- ----------- ----------- ------------
Net loss.......................   (300,342)   (186,778)   (708,503)    (738,027)
Preferred stock dividend.......    (50,748)    (64,452)   (209,751)    (146,641)
Accretion of preferred stock...        --          --          --      (250,000)
                                ----------- ----------- ----------- ------------
Net loss applicable to
  common stockholders..........  ($351,090)  ($251,230)  ($918,254) ($1,134,668)
                                =========== =========== =========== ============

Net loss per share applicable
  to common stockholders.......     ($0.03)     ($0.03)     ($0.10)      ($0.16)
                                =========== =========== =========== ============

Weighted average shares
  outstanding.................. 10,646,072   7,316,027   8,798,925    7,015,889
                                =========== =========== =========== ============

                            See accompanying notes.


                                 -F-19-

                             SOCKET COMMUNICATIONS, INC.
                           CONDENSED STATEMENTS OF CASH FLOWS
                                      (Unaudited)

                                                            Nine Months Ended
                                                               September 30,
                                                       -------------------------
                                                           1999         1998
                                                       ------------ ------------
OPERATING ACTIVITIES
  Net loss............................................   ($708,503)   ($738,027)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
      Depreciation and amortization...................      96,748      151,967
      Compensatory stock option grant and warrants....      98,520          --

      Changes in operating assets and liabilities:
        Accounts receivable...........................      26,053       13,507
        Inventories...................................    (238,709)    (252,746)
        Prepaid expenses..............................     (25,644)     (42,702)
        Other assets..................................      (3,317)      (2,298)
        Accounts payable and accrued expenses.........     396,205     (306,355)
        Accrued payroll and related expenses..........      85,224      (78,475)
        Deferred revenue..............................      46,172       22,387
                                                       ------------ ------------
          Net cash used in operating activities.......    (227,251)  (1,232,742)

INVESTING ACTIVITIES
  Purchase of equipment...............................    (206,742)     (37,622)
                                                       ------------ ------------
          Net cash used in investing activities.......    (206,742)     (37,622)

FINANCING ACTIVITIES
  Proceeds from sale of common stock, net of
    issuance costs....................................     863,399          --
  Proceeds from sale of preferred stock, net of
    issuance costs....................................         --     1,469,354
  Payments on capital leases and equipment
    financing notes...................................     (41,083)     (50,714)
  Net borrowings(payments) from borrowing under bank
    lines of credit...................................    (144,925)      21,746
  Exercise of stock options...........................       4,434          --
  Exercise of warrants................................      59,333          --
  Preferred stock dividends paid......................         --       (17,073)
                                                       ------------ ------------
          Net cash provided by financing activities...     741,158    1,423,313
                                                       ------------ ------------

Net increase in cash and cash equivalents.............     307,165      152,949
Cash and cash equivalents at beginning of period......     971,157      276,900
                                                       ------------ ------------
Cash and cash equivalents at end of period............  $1,278,322     $429,849
                                                       ============ ============

SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid for interest..............................      30,201       40,422
  Dividends accrued, paid/payable in common stock.....     209,751      142,033
  Series B preferred stock converted to common stock..     731,672          --
  Series C preferred stock converted to common stock..   1,184,224          --
  Dividends accrued but unpaid........................         --         4,608
  Notes payable and accrued interest
    converted to preferred stock......................         --     1,714,043
  Notes payable and accrued interest
    converted to common stock.........................         --       380,705
  Accretion of preferred stock........................         --       250,000
  Warrants issued in connection with
    equity financing..................................     117,937      153,378
  Warrants issued to placement agent in
    connection with equity financing..................     134,165          --

                            See accompanying notes.


                                 -F-20-

NOTE 1 - Basis of Presentation

     The accompanying financial statements of Socket Communications, Inc. (the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB item 310(b). Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for fair presentation have been included.

     The financial statements have been prepared on a going concern basis. The Report of Independent Auditors on the Company's financial statements for the year ended December 31, 1998 included in Form 10-KSB and on Page F1 of this Form SB-2 contained an explanatory paragraph which indicated substantial doubt about the Company's ability to continue as a going concern because of the Company's recurring operating losses, accumulated deficit, and working capital balances. As of September 30, 1999, the Company had cumulative losses of $18,896,915, stockholder's equity of $613,160, and working capital of $205,158. The Company will need to raise additional capital to fund operations during 2000 and intends to raise capital through the issuance of additional equity securities, through increased borrowings on the Company's bank lines as the levels of receivables permit, and through development funding from development partners. Such additional investments may be on terms that are dilutive to existing stockholders. The Company's inability to secure the necessary funding would have a material adverse effect on the Company's financial condition and results of operations. The Company's actual working capital needs will depend upon numerous factors, however, including the extent and timing of acceptance of the Company's products in the market, the Company's operating results, the progress of the Company's research and development activities, the cost of increasing the Company's sales and marketing activities and the status of competitive products, none of which can be predicted with certainty. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of assets and liabilities that may result from the outcome of this uncertainty. See
Note 9-Subsequent Event, Common Stock Financing.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Operating results for the three months and nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.


NOTE 2 - Inventories

     Inventories consist principally of raw materials and sub-assemblies, which are stated at the lower of cost (first-in, first-out) or market.



                                             September 30,  December 31,
                                                 1999           1998
                                             ------------   ------------
 Raw materials and sub-assemblies........       $699,056       $454,836
 Finished goods..........................         19,231         24,742
                                             ------------   ------------
                                                $718,287       $479,578
                                             ============   ============





                                 -F-21-

NOTE 3 - Income Taxes

     Due to the Company's loss position, there was no provision for income taxes for the three months and nine months ended September 30, 1999 and 1998.


NOTE 4 - Net Loss Per Share and Net Loss Per Share Applicable to Common Stockholders

     The Company calculates earnings per share in accordance with Financial Accounting Standards Board Statement No. 128, Earnings per Share.

     The following table sets forth the computation of basic net loss per share:


                                          Quarter Ended         Nine Months Ended
                                          September 30,           September 30,
                                   -----------------------  ------------------------
                                       1999        1998         1999        1998
                                   ----------- -----------  ----------- ------------
Numerator for basic:
   Net Loss.......................  ($300,342)  ($186,778)   ($708,503)   ($738,027)
   Preferred stock dividends......    (50,748)    (64,452)    (209,751)    (146,641)
   Accretion of preferred stock...        --          --           --      (250,000)
                                   ----------- -----------  ----------- ------------
Net loss applicable to
common stockholders...............  ($351,090)  ($251,230)   ($918,254) ($1,134,668)
                                   =========== ===========  =========== ============

Denominator:
Weighted average common
shares outstanding used
in computing basic net
loss per share.................... 10,646,072   7,316,027    8,798,925    7,015,889
                                   =========== ===========  =========== ============

Basic and diluted net
loss per share applicable
to common stockholders............     ($0.03)     ($0.03)      ($0.10)      ($0.16)
                                   =========== ===========  =========== ============


     The diluted net loss per share is equivalent to the basic net loss per share because the Company has experienced losses since inception and thus no potential common shares from the exercise of stock options, conversion of convertible preferred stock, or exercise of warrants have been included in the net loss per share calculation.


NOTE 5 - Bank Financing Arrangements

     In October 1999, the Company entered into a credit agreement with a bank which expires on October 14, 2000. This credit agreement replaces the credit agreements existing at September 30, 1999. The credit facility under the new agreement allows the Company to borrow up to $1,750,000 based on the level of qualified domestic and international receivables ($1,000,000 and $750,000, respectively), at the lenders index rate which is based on prime, plus 1.5% and 1.0%, respectively, on domestic and international receivables. The rates in effect at the date of the agreement were 9.75% and 9.25%. As of September 30, 1999 and December 31, 1998, outstanding borrowings under the Company's previous credit agreements were $375,802 and $520,727, respectively, which were the amounts available under the lines.


NOTE 6 - Convertible Preferred Stock

     The Company is required to pay quarterly dividends on its Series B and Series D convertible preferred stock. Dividends accrue at the rate of 8% per annum and are payable in cash or in common stock at the option of the board of directors of the Company. Accrued dividends for the quarter ended

                                 -F-22-

September 30, 1999 for the Series B convertible preferred stock were $19,927, which were paid through the issuance of 14,669 shares of common stock in October 1999. Accrued dividends for the quarter ended September 30, 1999 for the Series D convertible preferred stock were $20,000, which were paid through the issuance of 14,607 shares of common stock in October 1999.

     Dividends on the Company's Series C convertible preferred stock accrue at the rate of 8% per annum and are payable through the issuance of common stock at the time of conversion. Accrued dividends for the quarter ended September 30, 1999 were $10,821 payable through the issuance of 21,262 shares of common stock at the time of conversion.

     During the quarter ended September 30, 1999, 744,800 common shares were issued on conversion of 7,448 Series B convertible preferred shares, and 19,514 common shares were issued on conversion of 822 Series C convertible preferred shares plus accrued dividends. At September 30, 1999, convertible preferred shares were convertible into common shares at the option of the holder as follows:


                                            Common Shares
                                           ---------------
       Series B..........................       1,536,900
       Series C plus accrued dividends...       1,168,200
       Series D..........................       1,742,920
                                           ---------------
       Total Shares......................       4,448,020
                                           ===============


NOTE 7 - Common Stock Financing

     On September 28, 1999, the Company sold 936,058 shares of common stock in a private placement financing at $1.08 per share with total proceeds of $1,010,949. Total cash issuance costs to complete the financing were $147,550. In conjunction with the financing, the Company issued three-year warrants to investors to acquire an additional 140,401 shares of common stock at $1.08 per share, and issued 159,720 three-year warrants to the placement agent to acquire common stock at the same price. Using a Black-Scholes valuation formula, $117,937 of the proceeds were attributed to the warrants issued to investors, and the warrants issued to the placement agent were valued at $134,165.


NOTE 8 - Segment Information

     The Company operates in one segment, connection solutions for mobile computers. The Company markets its products in the United States and foreign countries through its sales personnel and distributors.
Information regarding geographic areas for the quarter and nine months ended September 30, 1999 and 1998 are as follows:


                                   Quarter Ended            Nine Months Ended
                                   September 30,              September 30,
                             -------------------------  -------------------------
                                 1999         1998          1999         1998
                             ------------ ------------  ------------ ------------
Revenues:
   United States............    $990,771   $1,041,165    $3,150,340   $2,612,332
   Europe...................     361,753      283,799     1,250,044    1,102,390
   Asia and rest of world...     151,689       43,127       366,734      315,301
                             ------------ ------------  ------------ ------------
                              $1,504,213   $1,368,091    $4,767,118   $4,030,023
                             ============ ============  ============ ============


     Export revenues are attributable to countries based on the location of the customers. The Company does not hold long lived assets in foreign locations.

                                 -F-23-

     Major customers who accounted for at least 10% of total revenues were as follows:

                                   Quarter Ended            Nine Months Ended
                                   September 30,              September 30,
                             -------------------------  -------------------------
                                 1999         1998          1999         1998
                             ------------ ------------  ------------ ------------
   Ingram Micro.............          25%          33%           25%          28%
   Merisel..................          14%           3%           10%           1%
   PPCP Ltd. ...............           3%           8%            6%          11%
   Tech Data................           9%           8%            8%          12%
   Telrepco Inc. ...........          --           18%            1%           6%


Note 9-Subsequent Event, Common Stock Financing

     On December 9, 1999, the Company sold 1,000,000 shares of common stock in a private placement financing at $4.66 per share with total proceeds of $4,660,000 and net proceeds after costs and expenses of the financing of approximately $4,500,000. In conjunction with the financing, the Company issued three-year warrants to investors to acquire an additional 150,000 shares of common stock at $4.66 per share and issued 150,000 three-year warrants to the Finder to acquire common stock at the same price.

                                 -F-24-

==============================================================================


                           2,651,168 Shares and

                        50,000 Redeemable Warrants





                        SOCKET COMMUNICATIONS, INC.

                         -------------------------

                               Common Stock

                                    and

                            Redeemable Warrants

                         -------------------------




                                PROSPECTUS









                             December __, 1999

==============================================================================

                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS


Item 24.  Indemnification of Directors and Officers

     Section 145 of the Delaware General Corporation Law (the "Delaware Law") authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of the Registrant's Certificate of Incorporation and Article VI of the Registrant's Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the maximum extent permitted by Delaware Law. In addition, the Registrant has entered into Indemnification Agreements with its officers and directors and certain stockholders.

Item 25.  Other Expenses of Issuance and Distribution

     The following table sets forth the estimated costs and expenses payable by the Company in connection with the of the common stock and redeemable warrants being registered. All of the amounts shown are estimates except the SEC registration fee, which was paid in connection with the Registrant's initial public offering in June 1995.

                                                            Amount To
                                                             Be Paid
                                                           -----------
SEC registration fee.....................................    $ 4,180
Pacific Exchange listing fee.............................      7,500
Legal fees and expenses..................................     10,000
Accounting fees and expenses.............................      5,000
Miscellaneous............................................      3,320
                                                           -----------
Total....................................................    $30,000
                                                           ===========

Item 26.  Recent Sales of Unregistered Securities

     In December 1999, we sold 1,000,000 common shares at $4.66 per share (for an aggregate purchase price of $4,660,000) to two outside investors. The issuance was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), based on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. In addition, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued. In connection with this transaction, we also issued three-year warrants to acquire 300,000 shares of common stock at $1.08 per share.

     In October 1999, we issued a five-year warrant to purchase 50,000 shares of common stock at a market price of $1.40625 per share. The warrant was issued to a bank in connection with banking services provided to the Company. The warrant may be exercised anytime at the option of the holder and contains certain anti-dilution and net exercise provisions. The issuance of the warrant as a private placement transaction was exempt from registration based on Section 4(2) of the Securities Act of 1933, as amended.

                                 -II-1-

     In September 1999, we sold 936,058  shares of Common Stock at
$1.08 per share (for an aggregate purchase price of $1,010,949) to four outside investors and to a director of the Company. The issuance was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), based on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. In addition, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued. In connection with this transaction, we also issued three-year warrants to acquire 300,121 shares of common stock at $1.08 per share.

     In March 1999, we issued a five-year warrant to purchase 100,000 shares of common stock at a market price of $0.57375 per share. The warrant was issued to an investment banking firm in connection with a contract to provide financial advisory services to the Company. The warrant may be exercised anytime at the option of the holder and contains certain anti-dilution and net exercise provisions. The issuance of the warrant as a private placement transaction was exempt from registration based on
Section 4(2) of the Securities Act of 1933, as amended.

     In November 1998, we sold $750,000 of Series D Convertible Preferred Stock in a private placement offering to two outside investors and a director of the Company. Series D Convertible Preferred Stock accrues dividends at the rate of 8% per annum and is convertible into Common Stock at the option of the holder at a price of $0.57375 per share, with a mandatory conversion date of November 9, 2001. The issuance was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), based on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. In addition, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued. In connection with this transaction, we also issued three-year warrants to acquire 582,875 shares of common stock at $0.57375 per share.

     In March and May 1998, we converted $1,950,000 of convertible subordinated notes issued to 11 private investors and three directors during 1997 plus accrued interest of $153,000 at the time of conversion into 756,338 shares of common stock and 163,468 shares of Series C Preferred Stock. Series C Preferred Stock accrues dividends at the rate of 8% per annum and is convertible into Common Stock at the option of the holder, with mandatory conversion dates between March 31, 2000 and May 15, 2000. The Series C Preferred Stock converts into 2,879,518 shares of common stock plus additional shares in payment of accrued dividends through the date of conversion. The Series C Preferred Stock was issued pursuant to an exemption from registration under the Securities Act of 1933 provided by Section 4(2) under such Act.

     In January through March 1998, we sold $1,500,000 of Series B Preferred Stock to 18 private investors in a private placement offering. Series D Convertible Preferred Stock accrues dividends at the rate of 8% per annum and is convertible into Common Stock at the option of the holder at a price of $0.57375 per share, with mandatory conversion dates of January through March 2000. The issuance was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), based on
Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering. In addition, the recipients of the securities represented their intention to acquire the securities for investment only and not with a view for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued. In connection with this transaction, we also issued three-year warrants to acquire 450,975 shares of common stock at $0.57375 per share.

                                 -II-2-

     Series B and Series D Convertible Preferred Stock dividends of 8% per annum are paid quarterly in cash or in common stock at the option of the Company. If paid in common stock, the number of dividend shares is determined by dividing the dividend amount by the average of the high and low selling prices for the common stock on the ten trading days prior to the end of the quarter for Series B and by the average of the closing prices for the common stock on the ten trading days prior to the end of the quarter for Series D. We have elected to pay Series B and Series D Convertible Preferred Stock dividends each quarter in common stock and have issued a total of 343,629 common shares in payment of dividends during 1998 and 1999 to the holders of these securities. The issuance was exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), based on Section 4(2) of the Securities Act as a transaction by an issuer not involving any public offering.



Item 27.  Exhibits

Exhibits
--------

 4.1(1)  Form of Underwriters' Warrant.
 4.2(1) Form of Warrant Agreement (including form of Common Stock Purchase Warrant).
 5.1     Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
23.1     Consent of Ernst & Young LLP, independent auditors.
23.2     Consent of Wilson Sonsini Goodrich & Rosati, P.C.(included in Exhibit 5.1).
24.1     Power of Attorney (see page II-4).
-------------------------
(1) Filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Reg. No. 33-91210-LA) on June 2, 1995.


Item 28.  Undertakings

     The undersigned Registrant hereby undertakes to:

     (1) File, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:
          (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
          (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (par. 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                                 -II-3-

          (iii) Include any additional or changed material information on the plan of distribution;

          provided, however, that subparagraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those subparagraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) For the purpose of determining any liability under the Securities Act of 1933, treat each post-effective amendment as a new registration of the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering.

     (3) Remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     (4) For the purpose of determining any liability under the Securities Act of 1933, treat each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement as a new registration statement relating to the securities offered therein, and the offering of such securities at that time to be the initial bona fide offering.






                                 -II-4-

                               SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Newark, State of California, on the 27th day of December, 1999.

                                          SOCKET COMMUNICATIONS, INC.

                                          By:   /s/ David W. Dunlap
                                               ------------------------
                                                David W. Dunlap
                                                Chief Financial Officer and
                                                Vice President of Finance and
                                                Administration



                            POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Micheal Gifford and David W. Dunlap, and each one of them, individually and without any other, his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


Signature                    Title                               Date
-----------------------   ---------------------------------  -----------------

/s/ Charlie Bass	        Chairman of the Board and          December 27, 1999
-----------------------   Chief Executive Officer
Charlie Bass              (Principal Executive Officer)

/s/ David W. Dunlap       Vice President of Finance and      December 27, 1999
-----------------------   Administration and Chief
David W. Dunlap           Financial Officer (Principal
                          Financial and Accounting Officer)

/s/ Micheal Gifford	  Executive Vice President and       December 27, 1999
-----------------------   Director
Micheal Gifford

/s/ Jack Carsten	        Director                           December 27, 1999
-----------------------
Jack Carsten

/s/ Edward M. Esber Jr.   Director                           December 27, 1999
-----------------------
Edward M. Esber, Jr.

/s/ Gianluca Rattazzi	  Director                           December 27, 1999
-----------------------
Gianluca Rattazzi

/s/ Lars Lindgren	        Director                           December 27, 1999
-----------------------
Lars Lindgren



                                 -II-5-

                              EXHIBIT INDEX


Exhibits
---------
  4.1(1)     Form of Underwriters' Warrant.
  4.2(1)     Form of Warrant Agreement (including form of Common Stock
             Purchase Warrant).
  5.1        Opinion of Wilson Sonsini Goodrich & Rosati, P.C.
 23.1        Consent of Ernst & Young LLP, independent auditors.
 23.2        Consent of Wilson Sonsini Goodrich & Rosati, P.C.(included in Exhibit 5.1).
 24.1        Power of Attorney (see page II-4).
-------------------------
(1) Filed as an exhibit to the Registrant's Registration Statement on Form SB-2 (Reg. No. 33-91210-LA) filed with the SEC on June 2, 1995.















                                 -II-6-